

03025804

2003 ANNUAL REPORT

COMPUTER SCIENCES CORPORATION

EXPERIENCE



RESULTS

CSC

FINANCIAL HIGHLIGHTS

	FISCAL YEAR ENDED		
Dollars in millions, except per share amounts	March 28, 2003	March 29, 2002	March 30, 2001
Revenues	$11,346	$11,379	$10,493
Income before taxes*	612	497	330
Net income*	440	344	233
Earnings per share (diluted)*	2.54	2.01	1.37
Stockholders' equity	4,606	3,624	3,215
Total assets	10,433	8,611	8,175
Book value per share	24.66	21.17	19.06
Number of employees	90,000	67,000	68,000

** Fiscal 2003 and 2001 operating results above include special items. A discussion of "Special Items," "Income Before Taxes," and "Net Income and Earnings per Share" is included on pages 14–16 of this annual report. Computer Sciences Corporation's fiscal year ends the Friday closest to March 31.*

TABLE OF CONTENTS





EXPERIENCE TAKES YEARS TO ACCRUE.

AND THOUSANDS OF LESSONS LEARNED, REFINED AND APPLIED.

IT RECOGNIZES OPPORTUNITIES AND PITFALLS . . . AND ACTS WITH SPEED AND CONFIDENCE.

EXPERIENCE IS KNOWING WHAT TO DO. AND WHAT NOT TO DO. IT'S GLEANED FROM MAKING INNOVATION ACTUALLY WORK.

AND TO DELIVER BUSINESS RESULTS THROUGH THE USE OF INFORMATION TECHNOLOGY, THERE'S NO SUBSTITUTE FOR IT.

EXPERIENCE. RESULTS.

TO OUR SHAREHOLDERS

Fiscal 2003 was a solid year for CSC. I am pleased to report that we saw increased earnings and steady improvement.

Net income for the year was $440.2 million, revenues remained steady at $11.3 billion, and nearly 80% of revenues were derived from multi-year agreements. Major new business wins totaled $7.7 billion in value.

Fiscal 2003 marked another year in which CSC delivered sound results. This is due, in part, to actions the company took in fiscal 2001 to increase efficiency and productivity, to reduce discretionary expenses and manage risk, to balance resources with demand, and to improve our performance.

CSC's success is also due to the company's unique ability to focus resources quickly on areas that hold new opportunities for significant growth. An example is the U.S. federal government, with its increased requirements for less costly and improved service to citizens, as well as more effective security and information assurance, especially in the area of Homeland Security.

To better address the opportunities these requirements create, CSC set a goal to increase the portion of total revenues that it generates from the U.S. federal government. CSC achieved that goal with the March 2003 acquisition of DynCorp. In fiscal 2003, CSC's revenues from the government exceeded $3 billion for the first time. U.S. federal revenues comprised 29% of our total revenue.

Founded in 1946, DynCorp has been a leading provider of security, wireless technology, logistics support, base management and aviation services to the government. With DynCorp, CSC has access to virtually every department and agency in the government. CSC now offers a much broader set of capabilities and solutions, and we now have more than 40,000 professionals dedicated to government work. Combined, the two companies have more than 100 years of experience. CSC now ranks among the top five IT services providers to the government.

Additional noteworthy developments during fiscal 2003 included these major awards: a $700 million agreement to provide global outsourcing services for Bombardier Transportation and a 10-year, $560 million IT outsourcing agreement with Dun & Bradstreet. Key U.S. federal signings included new awards with the Department of State, the Environmental Protection Agency, and the U.S. Army Communications and Electronics Command. We also extended large agreements with Raytheon and United Technologies Corp. on the commercial side and NASA and the Centers for Disease Control in the federal sector.

On the technology front, we continued to build upon our many years of industry experience and expertise. We worked with NASA to install one of the world's largest supercomputers and developed a number of innovative solutions for vertical industries, such as software that helps financial services firms comply with new regulations. We also reaffirmed CSC's position as an industry leader in the fight against cyberterrorism and created a federal sector division to meet growing Homeland Security needs. CSC's Enforcement, Security and Intelligence organization won $202 million in new awards within three months of its creation.

In April, Mike Laphen was elected the company's new president and chief operating officer, replacing Edward "Pete" Boykin, who is retiring. Mike has been with CSC since 1977, most recently serving as president of CSC's European Group. Pete provided CSC with 37 years of dedicated and outstanding service, for which I am deeply grateful.

More than ever, clients worldwide seek better-defined business return from their IT investments. They want more than technology – they demand business results.

CSC believes these results can be best delivered by total solutions that impact high-value business processes, leverage existing systems and investments, and enable continuous improvement. CSC's processes, products, methodologies, tools, training and infrastructure, and the skills and values of our people – in a word, CSC's experience – is exactly in developing and deploying such solutions, at scale and for industrial-strength production environments.

CSC ended the fiscal year on a high note. In March, we announced a 10-year, $1.6 billion global IT infrastructure outsourcing agreement with Motorola, a leading telecommunications and electronics company. CSC will manage Motorola's global midrange, desktop and distributed computing infrastructure, its network infrastructure, and its global help-desk operations.

Fiscal 2004 is off to a very strong start. Notable announcements in the first two months of the year include:

- A 10-year, $2.4 billion agreement awarded to the CSC-led Prism Alliance to provide IT outsourcing for the Royal Mail Group, a government-owned public limited company in the United Kingdom.



- A 10-year, $948 million agreement to provide facilities management and range operations for the British Ministry of Defence, which was awarded to a DynCorp International joint venture.

- A $735 million agreement to manage Marconi Corporation's worldwide IT infrastructure for 10 years. Marconi is a global provider of telecommunications equipment, services and solutions.

- A $450 million, 10-year agreement to provide IT outsourcing for ISS A/S, a global leader in facility services based in Denmark.

In just the first two months of the new fiscal year, CSC has won more than half as much new award value as in all of fiscal 2003. Further, our opportunities for awards with the U.S. federal government now stand at nearly $38 billion to be awarded over the next 34 months. The breadth and scope of those business opportunities have never been larger.

CSC ended the year a different company from the one it was at the beginning of the year. We now have approximately 90,000 capable employees in 76 countries who are our most valuable asset and are up to the task of delivering results to our clients. We are better positioned than we have ever been to address significant opportunities in government and commercial markets worldwide.

In the constantly-changing environment of information technology, some things remain constant: our dedication to clients, our ethics, our focus on practical innovation, our drive to deliver business results. These are the immutables, the qualities that define us. They are the sum of our experience. We will use this experience – as we always have – to continue to deliver operational and financial results to our clients and value to our shareholders.

Sincerely,



Van B. Honeycutt
Chairman and Chief Executive Officer

June 5, 2003

EXPERIENCE

HOW DO YOU MEASURE EXPERIENCE? HERE ARE A NUMBER OF WAYS...

90,000: number of CSC employees worldwide

22: number of years of work experience the average CSC employee possesses

76: number of countries where CSC serves clients

34: number of languages in which CSC conducts business worldwide

15: number of industries CSC serves

221: number of Fortune 500 companies for which CSC has done work in the past 10 years

657: number of government agencies, worldwide, that CSC has served in the past 10 years



5,200: number of financial institutions worldwide that use CSC software

13,035: number of computers, data and voice circuits relocated by CSC to midtown from Wall Street for global financial services client following September 11th

2: number of days it took to complete entire relocation

10,061,558: number of help desk calls CSC answered last year



853,924,175: number of miles Space Shuttles have traveled with support from CSC

35: percentage of CSC workforce who joined the company via outsourcing

51: percentage of CSC top management who worked in executive positions for global Fortune 500 companies before joining CSC

19: number of CSC Global Centers of Excellence

5: number of CSC operations that have attained the Software Engineering Institute's coveted Software Capability Maturity Model Level 5 rating

100: percentage of CSC data and network operation facilities ISO 9000 compliant

101: number of full-time ethical hackers employed by CSC

1,016: number of information security experts employed by CSC

4,500,000,000: estimated number of lines of code CSC maintains for clients today



30,100: number of application professionals employed by CSC

1968: year the first IT services firm was listed on the New York Stock Exchange (Yes, it was CSC)

44: number of years clients have trusted CSC to meet their information technology needs

100: The number of years of combined experience CSC and DynCorp have serving U.S. federal clients

CSC has long been regarded as a leading provider of IT services to the U.S. federal market and in fiscal year 2003, our leadership position grew even stronger.

In March, CSC acquired DynCorp, a large provider of services to the U.S. federal government with more than 26,000 talented employees working at some 550 locations throughout the world. DynCorp was founded in 1946, and like CSC, the company enjoys a long history of dedicated service to the government.

DynCorp provides systems and network integration services, high-tech range operations, global defense logistics and maintenance services and contingency support, homeland security services, and critical infrastructure management services to defense, security and civil agencies.

The two companies' services and clients are complementary, allowing CSC to deliver a greater breadth of end-to-end solutions to an even broader range of agencies.

CSC's abilities to address the needs of the new Department of Homeland Security and to respond to the federal government's initiative to increase its reliance on service providers are especially strengthened. CSC also increases its presence in federal agencies such as the Department of State, Department of Justice and Department of Energy.

CSC now has more than 40,000 employees dedicated to one of the largest and faster growing markets for IT services.

RESULTS

FOR CSC, RESULTS MEANS HELPING CUSTOMERS ACHIEVE THEIR STRATEGIC GOALS AND PROFIT FROM THE USE OF INFORMATION TECHNOLOGY.

31%

That's the amount of savings in annual IT infrastructure and application support costs CSC helped attain for a services company in the United Kingdom. As part of a long-term outsourcing, systems integration, and consulting agreement, CSC helped the firm streamline services and introduce new software applications. CSC also helped the company expand business opportunities into new markets.



Two Years to One Month

CSC forensics examiners reduced a government agency's computer forensics backlog from two years to one month, despite an increase in caseload. In addition, CSC forensics examiners uncovered computer evidentiary media that led to the seizure of a national network engaged in the distribution of illegal drugs.

2.5 Times

CSC helped to develop and maintains an innovative Knowledge Based Engineering (KBE) design environment with a major aerospace company. Results? A large-scale design process that, on average, is 2.5 times more efficient than its predecessor.



For certain processes, improvements of over 40 times were achieved. CSC's role in the project was recognized as world-class by the Management Consultancies Association.

Three Person Years

Working with a U.S. government agency, CSC developed a Web-based ordering tool that dramatically cut the cost of procuring services. Featuring an intelligent agent, the tool decreases tedious manual labor required to validate service orders and has sharply reduced the number of erroneous orders. Results? Improved productivity, better quality and lower expenditures. One estimate is that CSC has helped the agency save up to three staff-years of effort – annually.

From 5 Days to 3

CSC partnered with a major French automotive group to implement a new SAP-based information system as part of the reorganization of its spare parts supply chain. As a result, the automotive client was able to greatly improve supply-chain efficiencies,



offer its dealer network a real-time ordering option, and eliminate one warehouse – saving the client more than 4 million euros annually. Delivery time dropped from five days to three, as well.

CSC's innovative use of artificial intelligence helped a financial services company save more than $9 million a year on claims costs. The CSC-developed insurance claims solution has delivered faster and more consistent claims processing to the client over a number of years. Improved reporting, easier identification of problems and more efficient training are among other benefits achieved.



CSC developed a logistics system for a national postal service in Europe that transformed a large portion of the operation into a paperless office. Among other benefits, the system provided improved customer relationships and faster access to information. With the new system in place, the time it takes to collect data for strategic management decisions has decreased by 66%.

REVENUES

FISCAL 2003



FISCAL 2002



REVENUES BY MARKET SECTOR ($ IN BILLIONS)

	Fiscal 2003	Fiscal 2002	% of Total Fiscal 2003	% of Total Fiscal 2002
U.S. Commercial	$ 3.9	$ 4.3	34%	38%
Europe	3.0	2.9	26	26
Other International	1.1	1.3	11	11
Global Commercial	8.0	8.5	71	75
Department of Defense	1.9	1.8	17	16
Civil Agencies	1.4	1.1	12	9
U.S. Federal Government	3.3	2.9	29	25
	$11.3	$11.4	100%	100%

FISCAL 2003



FISCAL 2002



REVENUES BY BUSINESS SERVICE* ($ IN BILLIONS)

	Fiscal 2003	Fiscal 2002	% of Total Fiscal 2003	% of Total Fiscal 2002
Outsourcing				
U.S. Federal Sector	$ 0.7	$ 0.4	6%	3%
Global Commercial	5.3	5.4	47	48
Total Outsourcing	6.0	5.8	53	51
IT & Professional Services				
U.S. Federal Sector	2.6	2.5	23	22
Global Commercial	2.7	3.1	24	27
Total IT & Professional Services	5.3	5.6	47	49
	$11.3	$11.4	100%	100%

* Based on CSC estimates

FINANCIAL

CONTENTS

RESULTS.

RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT

The Company's service and product offerings include information technology services including consulting and systems integration services, outsourcing, and other professional services. CSC provides these services to customers in the global commercial and U.S. federal markets. On a geographic basis, CSC provides services to global commercial customers in the United States, Europe, and Other International locations. Australia, Asia and Canada generate substantially all revenue within Other International.

During fiscal 2003, the information technology services industry experienced a reduction in global demand for commercial project-oriented activities as customers reduced discretionary spending in response to the economic environment. Based on current indicators, the Company anticipates stabilization of U.S. market demand for consulting and systems integration services, but expects continued pressure on demand for such services in European and Other International markets. While the future demand for outsourcing services is unknown, the long-term nature of major outsourcing engagements allows outsourcing providers to benefit from a certain level of continuity.

The U.S. federal government is one of the world's largest information technology services customers. The U.S. federal and public sector information technology spending are expected to increase in calendar 2003 in order to improve technologies in the areas of defense, homeland security, civil agency modernization, and education. While the ultimate distribution of U.S. federal funds and project assignments remain uncertain, the Company expects its information technologies and outsourcing capabilities, including the skill set acquired with DynCorp, to be viewed favorably by the U.S. federal government.

During fiscal 2003, the Company's Global Commercial segment benefited from currency fluctuations in Europe and Other International regions as discussed below. The Company cannot forecast future movement in currency exchange rates or its impact on operating results.

REVENUES

Revenues for the Global Commercial and U.S. Federal sector segments (see Note 12) for fiscal 2003, fiscal 2002 and fiscal 2001 are as follows:

Fiscal Year

	2003		2002		2001
Dollars in millions	*Amount*	*Percent Change*	*Amount*	*Percent Change*	*Amount*
U.S. Commercial	$ 3,868.2	(10%)	$ 4,307.5	5%	$ 4,106.5
Europe	2,981.2	2	2,934.2	14	2,583.6
Other International	1,151.6	(9)	1,264.0	4	1,216.0
Global Commercial	8,001.0	(6)	8,505.7	8	7,906.1
U.S. Federal Sector	3,347.4	17	2,873.3	11	2,586.7
Corporate	(1.9)		.2		.1
Total	$11,346.5	0	$11,379.2	8	$10,492.9

The Company's overall revenue declined by $32.7 million for fiscal 2003 from fiscal 2002. Declines in Global Commercial segment revenues were substantially offset by the U.S. Federal sector's 17% revenue growth. The Company announced $7.7 billion in new business awards during fiscal 2003 compared with $11.4 billion and $10.9 billion announced for fiscal 2002 and fiscal 2001, respectively.

Global Commercial revenue declined 6%, or $504.8 million, during fiscal 2003. In constant currency, Global Commercial revenue declined approximately 10%. The Company announced $5.0 billion in new Global Commercial business awards during fiscal 2003 compared with the $3.6 billion announced during fiscal 2002 and $8.2 billion announced during fiscal 2001.

For fiscal 2003, U.S. Commercial revenue declined by 10%, or $439.3 million. Approximately one-third of this decline is attributable to reduced demand for consulting and systems integration services. Substantially the entire consulting and systems integration decline occurred in the first and second quarters of fiscal 2003 with stabilization in demand taking place in the third and fourth quarters of fiscal 2003. The balance of the U.S. Commercial revenue decline is attributable to expiration of outsourcing contracts and client reductions in billable volumes and discretionary projects, partially offset by over $170.0 million in new outsourcing engagements. For fiscal 2002, U.S. Commercial revenue grew 5%, or $201.0 million. This growth was principally generated by outsourcing engagements including additional activities on the Nortel Networks, BAE Systems, General Dynamics and J.P. Morgan Chase & Co. contracts and further expansion in the Company's financial services vertical markets including the benefit associated with the fiscal 2001 acquisition of Mynd Corporation (Mynd). Revenue growth was impacted by a significant decrease in consulting and systems integration revenue.

The Company's European operations generated fiscal 2003 growth of 2%, or $47 million. Outsourcing revenue growth of approximately 10% was substantially offset by a revenue decline in consulting and systems integration services including the financial services vertical market. Sources of outsourcing revenue growth included BAE Systems, Nortel Networks, British Nuclear Fuels Limited, and Whitbread accounts and the impact of new business including Bombardier, United Kingdom Department of Health, and Allders. Currency fluctuations favorably impacted European revenue by approximately 10% points. For fiscal 2002 compared to 2001, the Company's European operations generated growth of 14%, or $350.6 million. In constant currency, European revenue growth was approximately 17%. The growth was mainly attributable to outsourcing services in the United Kingdom including additional activities associated with automotive services, Australian Mutual Provident (AMP), BAE Systems and Schroders Bank.

Other International revenue declined by 9%, or $112.4 million, during fiscal 2003. The decline was primarily attributable to reduced product sales and related services reflecting the economic downturn in Asian markets. Currency fluctuations in Australia and Asia favorably impacted Other International revenue growth by approximately 5% points. For fiscal 2002, Other International operations provided revenue growth of 4%, or $48.0 million. In constant currency, Other International growth was approximately 10%. The growth was primarily attributable to expansion from outsourcing contracts including activities associated with Nortel Networks and a new outsourcing contract with the Northern Territory Government in Australia. Other International revenue growth was unfavorably impacted by reduced demand for services in Asia due to weakness in the Asian economies.

The Company's U.S. Federal sector revenues were derived from the following sources:

	Fiscal Year				
	2003		2002		2001
Dollars in millions	*Amount*	*Percent Change*	*Amount*	*Percent Change*	*Amount*
Department of Defense	$1,904.9	8%	$1,769.0	10%	$1,607.1
Civil agencies	1,364.4	34	1,019.7	14	898.0
Other	78.1	(8)	84.6	4	81.6
Total U.S. Federal sector	$3,347.4	17	$2,873.3	11	$2,586.7

Revenues from the U.S. Federal sector increased 17% during fiscal 2003 versus fiscal 2002. The contribution of former DynCorp operations from the date of acquisition, March 7, 2003 to March 28, 2003 accounted for $166.0 million or approximately 6% of U.S. Federal sector's revenue growth. The remaining revenue growth of 11%, or $308.1 million, is principally attributable to new and increased work related to intelligence community activities, the Internal Revenue Service (IRS) Prime contract, General Services Administration contracts, and an Immigration and Naturalization Service contract.

Revenues for fiscal 2002 compared with fiscal 2001 increased 11%. The increase was principally related to new and increased work related to intelligence community activities, the Army Logistics Modernization contract (LOGMOD), the IRS Prime contract and several other task order activities on both Civil agency and Department of Defense (DoD) contracts.

During fiscal 2003, CSC announced federal contract awards with a total value of $2.7 billion, compared with the $7.8 billion and $2.7 billion announced during fiscal 2002 and fiscal 2001, respectively. Federal contract awards for fiscal 2002 included a single intelligence community award with an anticipated value of $5.0 billion.

During the third quarter of fiscal 2003, the Securities and Exchange Commission staff indicated the guidance in Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" should be applied broadly to all forms of consideration provided by a vendor to its customer, and all arrangements in which an entity pays cash or other forms of consideration to its customers. Accordingly, such consideration is now accounted for as a reduction of revenue. The Company acquires information technology assets from outsourcing clients at negotiated prices and subsequently records the assets at their fair values. Any excess paid over the fair value amounts (the premium) is included in outsourcing contract costs and amortized over the contract life. In accordance with EITF Issue No. 01-09, amortization of premiums has been reclassified from costs and expenses to a reduction of revenue beginning in the third quarter of fiscal 2003. Prior period amounts have been classified to conform to current year presentation. These amounts reduced revenues and total costs and expenses by less than 1%, with no impact on income.

COSTS AND EXPENSES

The Company's costs and expenses were as follows:

	Dollar Amount			Percentage of Revenue		
Dollars in millions	2003	2002	2001	2003	2002	2001
Costs of services	$ 9,068.2	$ 9,187.2	$ 8,406.8	79.9%	80.7%	80.1%
Selling, general and administrative	716.9	741.9	814.9	6.3	6.5	7.8
Depreciation and amortization	810.3	810.8	618.2	7.1	7.1	5.9
Interest expense, net	134.3	142.5	89.8	1.2	1.3	.9
Special items	5.2		232.9			2.2
Total	$10,734.9	$10,882.4	$10,162.6	94.5%	95.6%	96.9%

COSTS OF SERVICES

For fiscal 2003, the Company's costs of services as a percentage of revenue decreased to 79.9% from 80.7%. Performance improvements in our U.S. outsourcing operations resulting from cost containment efforts, consolidation of regional and back office functions in multiple geographies, and use of less costly offshore sites contributed 1.2% points of improvement. Performance improvements in our U.S. Federal sector, U.S. consulting and systems integration, and Other International operations contributed equally to .6% points of improvement. Europe operations caused a .6% point adverse shift, primarily due to revenue shortfalls resulting from soft I/T project demand. Shifts in the mix of our business toward federal operations, which carry a higher ratio of costs of services, caused an adverse movement of .4% points.

The Company's costs of services as a percentage of revenue increased to 80.7% from 80.1% for fiscal 2002 compared to fiscal 2001. The change was primarily related to a decrease in demand for commercial consulting and systems integration services, which decreased utilization and impacted revenue realization. The Company also experienced cost pressure on certain outsourcing contracts.

During the third quarter of fiscal 2003, the Company reclassified the provision for doubtful accounts from costs of services to selling, general and administrative. Prior period amounts have been adjusted to conform to current year presentation.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative (SG&A) expenses as a percentage of revenue declined to 6.3% from 6.5% for fiscal 2003 versus fiscal 2002. The reduction in SG&A is attributable to a $14.2 million decrease in provision for doubtful accounts and European performance improvements of approximately $29.0 million partially offset by U.S. Commercial and Other International performance decline. The favorable impact of a shift in the Company's business mix towards the U.S. Federal sector, where SG&A costs are lower as a percentage of revenue than the Company's composite, substantially offset a decline in the U.S. Federal sector's performance in SG&A.

Selling, general and administrative expenses as a percentage of revenue declined to 6.5% from 7.8% for fiscal 2002 versus fiscal 2001. The decrease was due to the Company's continued cost reduction initiatives, management's focus on discretionary costs and consolidation of certain back office services. During the year, the Company realigned certain functions in its U.S. healthcare operations with similar functions into other groups and integrated its Pinnacle Alliance unit into the financial services vertical operations. The majority of the increase in the provision related to customer credit risks associated with certain parties for whom the Company provided systems integration and consulting professional services.

DEPRECIATION AND AMORTIZATION

The Company's fiscal 2003 depreciation and amortization expense as a percentage of revenue was virtually unchanged compared to fiscal 2002. Last year's depreciation and amortization expense included $77.7 million related to goodwill and employee workforce amortization which is no longer amortized as a result of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142 on March 30, 2002. An approximate .7% point improvement in depreciation and amortization as a percentage of revenue from the absence of amortization of goodwill and employee workforce acquired was offset by depreciation related to additional investments during fiscal 2003 and fiscal 2002 in equipment and contract costs in support of our outsourcing clients.

Depreciation and amortization expense as a percentage of revenue increased to 7.1% from 5.9% for fiscal 2002 versus fiscal 2001. The increase was due primarily to the additional depreciation and amortization of assets associated with the Company's increased outsourcing activities and increased goodwill amortization related to the December 2000 acquisition of Mynd.

INTEREST EXPENSE

The $8.2 million decrease in interest expense for fiscal 2003 net of interest income resulted from a lower average outstanding debt partially offset by a higher average interest rate and decreased interest income.

The increase of $52.7 million for fiscal 2002 resulted principally from the increased debt associated with funding the Mynd acquisition and purchases related to outsourcing activities.

SPECIAL ITEMS

In connection with the DynCorp acquisition in March 2003, the Company reviewed its operations, product strategies and the carrying value of its assets to identify any potential exit or disposal activities. As a result, during the fourth quarter ended March 28, 2003, special items of $5.2 million ($3.3 million after tax) or 2 cents per share (diluted) were recorded. The special items related to software associated with prior CSC operations now redundant to similar assets acquired with DynCorp. In addition, certain identified equipment can no longer accommodate the larger, integrated U.S. Federal sector business, and its use will be discontinued during the first two quarters of fiscal 2004, which will result in an estimated charge of $22.0 million. The Company anticipates completing the exit and disposal activities related to the DynCorp acquisition by the end of the second quarter of fiscal 2004.

During fiscal 2002, the Company reviewed its estimates related to the fiscal 2001 special charge (discussion below) and made certain adjustments. These adjustments increased the facilities consolidation provision by $4 million to $29.6 million. This adjustment was offset by a decrease of $3 million related to the phased-out operations and other assets provisions and by a decrease of $1 million related to employee severance costs. These adjustments resulted in total special charges related to phased-out operations and other assets of $17.9 million. The decrease in employee severance costs was due to 109 fewer U.S. employee involuntary terminations. As a result of renegotiations of certain international employee severance agreements, the Company involuntarily terminated an additional 285 international employees. The net impact was an additional 176 employees involuntarily terminated and a $1 million reduction related to employee severance costs. As a result of these actions, there was no net additional special charge recorded during fiscal 2002.

During fiscal 2001, special items of $232.9 million ($156.0 million after tax) were recorded as detailed below.

In response to a changing mix of information technology services, business conditions and overall demand for consulting and systems integration services, the Company reviewed its global operations. As a result of this review, a special item of $137.5 million ($91.3 million after tax) or 54 cents per share (diluted) was recorded during the fourth quarter ended March 30, 2001. Included in the charge was employee severance costs of $67.9 million, write-offs in connection with consolidation of facilities of $25.6 million, write-off of capitalized software and computer-related assets of $22.1 million and $20.9 million related to phased-out operations and other assets. The involuntary termination benefits accrued and expensed of $67.9 million related to 1,896 employees of which 722 were U.S. employees and 1,174 were international employees. As of March 28, 2003, all involuntary termination benefits have been paid and all affected employees have been terminated. Less than $5 million of accrued costs related to consolidation of facilities remained at March 28, 2003.

In connection with the December 2000 acquisition of Mynd, the Company reviewed its global commercial financial services operations, product strategies and the carrying value of its assets. As a result, special items were recorded in the third and fourth quarters of fiscal 2001. During the third quarter ended December 29, 2000, special items of $84.2 million ($57.3 million after tax), or 34 cents per share (diluted) were recorded and included, $58.2 million related to non-cash adjustments to the carrying value of capitalized software and the write-off of other assets and intangibles and $9.4 million related to a legal settlement and write-off of assets from operations previously sold or phased-out. The third quarter charge also included $16.6 million accrued for employee severance costs. In the fourth quarter, the amount for employee severance costs was adjusted to $14.5 million. The employee severance costs related to 628 global commercial financial services employees. All of the severance payments have been made and all of the employees have been involuntarily terminated. Upon completion of the integration of Mynd during the fourth quarter ended March 30, 2001, the Company recorded an additional special item of $11.2 million ($7.4 million after tax) or 4 cents per share (diluted) for the write-off of capitalized software and a provision for consolidation of facilities. The $11.2 million was the net special item after the severance adjustment described above.

INCOME BEFORE TAXES

The Company's income before taxes and margin for the most recent three fiscal years is as follows:

	Dollar Amount			Margin		
Dollars in millions	2003	2002	2001	2003	2002	2001
Income before taxes	$611.6	$496.8	$330.3	5.4%	4.4%	3.1%

During fiscal 2003, income before taxes as a percentage of revenue increased to 5.4%. Included in fiscal 2002 income before taxes is a .7%, or $77.7 million, impact of amortization of goodwill and employee workforce acquired which are no longer amortized. The remaining increase relates to improved performance in costs of services and selling, general and administrative costs offset by increases in other depreciation and amortization as described above. Income before taxes and margin for fiscal 2003 include special items of $5.2 million described above in caption "Special Items."

TAXES

The provision for income taxes as a percentage of pre-tax earnings was 28.0%, 30.7% and 29.4% for the three years ended March 28, 2003. The decrease of 2.7% points in the effective tax rate from fiscal 2002 to fiscal 2003 resulted from the ceasing of goodwill and employee workforce amortization in fiscal 2003, which decreased the effective rate by approximately 3.5% points. This decrease was partially offset by the reduced relative impact of permanent tax differences. The change in effective tax rate to 30.7% from 29.4% for fiscal 2002 is principally related to the tax benefit of higher marginal rates applied to the fiscal 2001 special charge.

The tax rate applied to special items was 37.5% and 33.0% for fiscal 2003 and fiscal 2001, respectively.

NET INCOME AND EARNINGS PER SHARE

The Company's net income and diluted earnings per share for fiscal 2003, fiscal 2002, and fiscal 2001 are as follows:

	Dollar Amount			*Margin*		
Dollars in millions, except EPS	2003	2002	2001	2003	2002	2001
Net income	$440.2	$344.1	$233.2	3.9%	3.0%	2.2%
Diluted earnings per share	$ 2.54	$ 2.01	$ 1.37			

The net earnings margin was 3.9% for fiscal 2003, 3.0% for fiscal 2002 and 2.2% for fiscal 2001. The improvement for fiscal 2003 was principally attributable to lower costs of services and selling, general and administrative expenses. During fiscal 2002, the Company's net income margin increased to 3% from 2.2% for fiscal 2001 primarily due to the impact of the fiscal 2001 special items, partially offset by the fiscal 2002 increases in costs of services, depreciation and amortization and interest expense as described above.

CASH FLOWS

	Fiscal Year		
Dollars in millions	2003	2002	2001
Net cash from operations	$1,148.2	$1,305.4	$ 854.2
Net cash used in investing	(994.0)	(1,205.7)	(2,243.4)
Net cash (used in) provided by financing	(20.2)	(133.9)	1,321.5
Effect of exchange rate changes on cash and cash equivalents	16.5	(1.4)	(8.0)
Net increase (decrease) in cash and cash equivalents	150.5	(35.6)	(75.7)
Cash and cash equivalents at beginning of year	149.1	184.7	260.4
Cash and cash equivalents at end of year	$ 299.6	$ 149.1	$ 184.7

Historically, the majority of the Company's cash and cash equivalents has been provided from operating activities. During fiscal 2003, net cash provided from operations decreased primarily due to a reduction in payables and accrued expenses, net of acquired DynCorp balances, partially offset by additional net earnings and a lesser increase in accounts receivable.

The Company's investments principally relate to purchases of computer equipment and software, facilities, and deferred outsourcing contract costs that support the Company's expanding Global Commercial and U.S. Federal sector operations. Investments include computer equipment purchased at the inception of outsourcing contracts as well as subsequent upgrades, expansion or replacement of these client-supporting assets. The Company's investments also include acquisitions accounted for under the purchase method of accounting, including significant amounts for the fiscal 2003 acquisition of DynCorp and the fiscal 2001 acquisition of Mynd.

As described above, historically a majority of the Company's capital investments have been funded by cash from operations. The Company issued 15 million shares during the fourth quarter of fiscal 2003 to partially fund the DynCorp acquisition. In addition, the Company issued $300 million of 5.00% notes due February 15, 2013. The funds were used for general corporate purposes, including reduction of outstanding commercial paper which had increased as a result of paying off assumed DynCorp debt and the cash portion of the DynCorp consideration.

During fiscal 2002, the Company issued $500 million of 6.75% notes due June 2006 and $500 million of 7.375% notes due June 2011. The net proceeds were used for general corporate purposes, including the reduction of outstanding commercial paper.

LIQUIDITY AND CAPITAL RESOURCES

The balance of cash and cash equivalents was $299.6 million at March 28, 2003, $149.1 million at March 29, 2002 and $184.7 million at March 30, 2001. During this period, the Company's earnings have added to equity. During fiscal 2003, foreign currency translation adjustment increased equity by $165.0 million while unfunded pension obligations decreased equity by $90.3 million. At the end of fiscal 2003, CSC's ratio of debt to total capitalization was 35.0%.

	Fiscal Year		
Dollars in millions	2003	2002	2001
Debt	$2,479.7	$2,204.1	$2,384.0
Equity	4,606.4	3,623.6	3,215.2
Total capitalization	$7,086.1	$5,827.7	$5,599.2
Debt to total capitalization	35.0%	37.8%	42.6%

At March 28, 2003, the Company had a commercial paper program, backed by two syndicated credit facilities, with a total capacity of $671.0 million. The credit facilities were comprised of a $321.0 million facility, which expires on August 18, 2005 and a $350.0 million facility, which expires August 15, 2003. At March 28, 2003, approximately $470.0 million was available for borrowing under this program compared to $497.8 million at the end of fiscal 2002. At March 28, 2003, the Company had $201.0 million borrowings under the commercial paper program and is in compliance with all terms of the agreements. In addition, the Company had uncommitted lines of credit of $511.1 million available with certain foreign banks. During fiscal 2003, the Company issued 15 million shares of common stock and $300 million worth of term debt from its fiscal 2002 shelf registration.

The following table summarizes the Company's contractual obligations by period as of March 28, 2003:

Dollars in millions	Less than 1 year	1-3 years	3-5 years	More than 5 years	*Total*
Long term debt		$ 701.0	$498.9	$ 993.3	$2,193.2
Capital lease obligations	$ 22.2	8.2	1.9		32.3
Operating leases	331.5	423.7	222.9	234.2	1,212.3
Minimum purchase obligations	465.4	755.1	359.4	63.5	1,643.4
Other long-term liabilities	2.7	1.1	.4	.1	4.3
Total	$821.8	$1,889.1	$1,083.5	$1,291.1	$5,085.5

Regarding minimum purchase obligations included above, the Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing, committed service levels and terms for services that are necessary for the operations of business activities. The Company is contractually committed to purchase specified service minimums over remaining periods ranging generally from 1 to 5 years. If the Company does not meet the specified service minimums, the Company would have an obligation to pay the service provider a portion or all of the shortfall.

In the normal course of business, the Company may provide certain customers and potential customers with financial performance guarantees, which are generally backed by standby letters of credit or surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in management's opinion. The Company is in compliance with the performance obligations under all service contracts for which there is a performance guarantee, and any liability incurred in connection with these guarantees would not have a material adverse effect on the Company's consolidated results of operations or financial position. In addition, the Company has other guarantees that represent parent guarantees in support of working capital uncommitted lines of credit established with local financial institutions for its foreign business units. Borrowings under these lines were $49.9 million at March 28, 2003.

The following table summarizes the expiration of the Company's financial guarantees outstanding as of March 28, 2003:

	Fiscal Year			
Dollars in millions	2004	2005	2006 & thereafter	*Total*
Performance guarantees:				
Surety bonds	$ 55.2	$ 3.0		$ 58.2
Letters of credit	16.2		$22.1	38.3
Other surety bonds	15.3	3.1		18.4
Standby letters of credit	61.1			61.1
Subsidiary debt guarantees	469.2	40.0		509.2
Total	$617.0	$46.1	$22.1	$685.2

As of March 28, 2003, the amount of outstanding subsidiary debt under the subsidiary debt guarantees noted above was $49.9 million.

In the opinion of management, CSC will be able to meet its liquidity and cash needs for the foreseeable future through the combination of cash flows from operating activities, cash balances, unused borrowing capacity and other financing activities. If these resources need to be augmented, major additional cash requirements would likely be financed by the issuance of debt and/or equity securities and/or the exercise of the put option as described in Note 13 to the Company's consolidated financial statements. The Company's sources of debt include the issuance of commercial paper and short-term borrowings. If the Company were unable to sell commercial paper or if the Company determined it was too costly to do so, the Company has the ability to borrow under the two syndicated backstop credit facilities.

DIVIDENDS AND REDEMPTION

It has been the Company's policy to invest earnings in the growth of the Company rather than distribute earnings as dividends. This policy, under which dividends have not been paid since fiscal 1969, is expected to continue, but is subject to regular review by the Board of Directors.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The Company's significant accounting policies are described in Note 1 to the consolidated financial statements under "Summary of Significant Accounting Policies."

The Company's critical accounting policies related to revenue recognition include long-term contracts, outsourcing contracts, and software sales. The Company also has critical accounting policies addressing outsourcing contract costs, software development costs, and retirement benefits.

Revenue recognition – Long-term contracts

The Company provides services under time and materials, level of effort, cost-based, unit-price and fixed-price contracts. For time and materials and level of effort types of contracts, revenue is recorded when services are provided at agreed-upon billing rates. For cost-based contracts, revenue is recorded at the time such fees are probable and estimable by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenue is recognized on unit-price contracts based on unit metrics times the agreed upon contract unit price. Revenue on long-term, fixed-price development contracts is recognized on the basis of the estimated percentage-of-completion if the Company can dependably estimate and measure the extent of progress and the cost to complete. The Company applies this method of revenue recognition because projected contract revenues and costs are reasonably estimable based on the Company's business practices, methods and historical experience. The method requires estimates of costs and profits over the entire term of the contract, including estimates of resources and costs necessary to complete performance. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined.

Revenue recognition – Outsourcing contracts

Revenue on outsourcing contracts is recognized based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics.

Revenue recognition – Software sales

Revenue from sales of proprietary software are recognized upon receipt of a signed contract documenting customer commitment, delivery of the software and determination of the fee amount and its probable collection. However, if significant customization is required, revenue is recognized as the software customization services are performed in accordance with the percentage-of-completion method. Costs incurred in connection with sales of proprietary software are expensed as incurred, except for the costs of developing computer software products, which are capitalized and amortized over the life of the software products.

Outsourcing Contract Costs
Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs consist of contract acquisition and transition costs, including the cost of due diligence activities after competitive selection and costs associated with installation of systems and processes. Costs incurred for bid and proposal activities are expensed as incurred. Fixed assets acquired in connection with outsourcing transactions are capitalized and depreciated consistent with fixed asset policies described in Note 1. Amounts paid to clients in excess of the fair market value of acquired property and equipment (premiums) are capitalized as outsourcing contract costs and amortized over the contract life. The amortization of such outsourcing contract cost premiums is accounted for as a reduction in revenue, as described in Note 1. Management regularly reviews outsourcing contract costs for impairment.

Terminations of outsourcing contracts, including transfers either back to the client or to another I/T provider, prior to the end of their committed contract term are infrequent due to the complex transition of personnel, assets, methodologies, and processes involved with outsourcing transactions. In the event of an early termination, the Company and the client, pursuant to certain contractual provisions, engage in negotiations on the recovery of unamortized contract costs, lost profits, transfer of personnel, rights to implemented systems and processes, as well as other matters.

Software Development Costs
The Company capitalizes costs incurred to develop commercial software products after technological feasibility has been established. Costs incurred to establish technological feasibility are charged to expense as incurred. Enhancements to software products are capitalized where such enhancements extend the life or significantly expand the marketability of the products. Capitalized software is amortized based on current and estimated future revenue from the product. The amortization expense is not less than the straight-line amortization expense over the product useful life.

The Company capitalizes costs incurred to develop internal-use computer software. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software.

Retirement Benefits
The Company offers a number of pension and postretirement healthcare and life insurance benefit plans. CSC utilizes actuarial methods required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to account for pension and postretirement plans, respectively. The actuarial methods require significant assumptions to calculate the net periodic pension benefit expense and the related pension benefit obligation for our defined benefit pension plans. These assumptions include, but are not limited to, the expected long-term rate of return on plan assets and discount rates. In making these assumptions, we are required to consider current market conditions, including changes in interest rates. Changes in the related net periodic pension costs may occur in the future due to changes in these and other assumptions.

The assumption for the expected long-term rate of return on plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans, historic plan asset returns as well as current market conditions and other factors. Our fiscal 2003 pension plan valuations utilized a weighted average expected long-term rate of return on plan assets of 8.1% compared to 8.4% used in fiscal 2002. Holding all other assumptions constant, a one-half percent increase or decrease in the assumed weighted average rate of return on plan assets would have decreased or increased, respectively, the net periodic pension cost by approximately $7 million.

The discount rate assumption reflects the market rate for high-quality, fixed income debt instruments based on the expected duration of the benefit payments for our pension plans as of our annual measurement date and is subject to change each year. Our fiscal 2003 pension plan valuations utilized a weighted average discount rate of 6.3% compared to 6.8% used in fiscal 2002. Holding all other assumptions constant, a one-half percent increase or decrease in the assumed weighted average discount rate would have decreased the net periodic pension cost by approximately $19 million or increased it by approximately $20 million, respectively.

SFAS No. 87 requires recognition of a minimum pension obligation if the fair value of plan assets is less than the accumulated benefit obligation (ABO) at the end of the year. As of March 28, 2003, some of the Company's pension plans had ABOs in excess of the fair value of their respective plan assets for which we recognized an additional minimum obligation resulting in an increase in intangible assets of $24.5 million and a charge to equity of $90.3 million, net of tax. Based on future plan asset performance and interest rates, additional charges to equity may be required.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized when the new standard is adopted. The new standard also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company adopted SFAS No. 142 on March 30, 2002. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of the impairment loss, if any. During the second quarter ended September 27, 2002, the Company completed the initial goodwill assessment and the annual goodwill impairment test. No impairment losses were identified as a result of these tests.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses existing accounting impairment rules and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement on March 30, 2002. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 clarifies guidance related to the classification of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications. The provision of SFAS No. 145 related to the extinguishment of debt will be effective for the Company on March 29, 2003. The provision of SFAS No. 145 related to the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications was effective for all transactions occurring after May 15, 2002. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by the Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and was effective for the Company for exit or disposal activities initiated after December 31, 2002. The adoption of this statement impacted the accounting of exit and disposal activities related to the acquisition of DynCorp as discussed in the caption "Special Items" above. Additionally, this statement could impact the accounting for future exit or disposal activities.

In November 2002 and May 2003, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance will be effective for revenue arrangements entered into after June 15, 2003. The Company presently intends to adopt this statement prospectively and the Company does not anticipate a material impact to the Company's financial condition or results of operation as a result of adoption.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective immediately. Adoption of this interpretation did not have a significant effect on the Company's consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." The interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003 and variable interest entities in which the Company obtains an interest after January 31, 2003. For variable interest entities in which a company obtained an interest before February 1, 2003, the interpretation applies to the interim period beginning after June 15, 2003. Adoption of this interpretation did not have a significant effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation –Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement will be effective for the Company's fiscal 2004 and adoption of this statement is not expected to have a significant effect on the Company's consolidated financial position or results of operations as the Company will continue to account for stock based compensation as described in Note 1.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement is not expected to have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this statement is not expected to have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the EITF reached a consensus on Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease." EITF Issue No. 01-08 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of FASB Statement No. 13, "Accounting for Leases." The guidance in Issue No. 01-08 is based on whether the arrangement conveys to the purchaser (lessee) the right to use a specific asset. The Issue 01-08 will be effective for arrangements entered into or modified in the Company's second quarter of fiscal 2004. The Company is currently evaluating EITF Issue No. 01-08 and has not determined the impact this statement will have on its consolidated financial position or results of operations.

FORWARD-LOOKING STATEMENTS

All statements and assumptions contained in this annual report and in the documents attached or incorporated by reference that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent current expectations and beliefs of CSC, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking information contained in these statements include, among other things, statements as to the impact of the proposed merger with DynCorp and other statements with respect to CSC's financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of CSC's control, that could cause actual results to differ materially from the results described in such statements.

These factors include, without limitation, the following: (i) changes in the Global Commercial demand for information technology outsourcing, business process outsourcing and consulting and systems integration services; (ii) changes in U.S. federal government spending levels for information technology and other services; (iii) competitive pressures; (iv) the credit worthiness of the Company's commercial customers; (v) the Company's ability to recover its accounts receivable; (vi) the Company's ability to recover its capital investment in outsourcing contracts; (vii) the Company's ability to continue to develop and expand its service offerings to address emerging business demands and technological trends; (viii) the future profitability of the Company's long-term contracts with customers; (ix) the future profitability of the Company's fixed-price contracts; (x) the Company's ability to consummate and integrate acquisitions and form alliances; (xi) the Company's ability to attract and retain qualified personnel; (xii) early termination of client contracts; and (xiii) general economic conditions and fluctuations in currency exchange rates in countries in which the Company does business.

These factors also include the following risks specifically related to the merger with DynCorp: (i) the risk that the CSC and DynCorp businesses will not be integrated successfully; (ii) the risk that the expected benefits of the proposed merger may not be realized; (iii) the risk that resales of CSC stock following the merger may cause the market price to fall; and (vi) CSC's increased indebtedness after the merger.

Forward-looking statements in this Form 10-K speak only as of the date of this Form 10-K, and forward-looking statement in documents attached or incorporated by reference speak only as to the date of those documents. CSC does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events, except as required by law.

MARKET RISK

Interest Rates

The Company has fixed-rate long-term debt obligations, short-term commercial paper and other borrowings subject to market risk from changes in interest rates. Sensitivity analysis is one technique used to measure the impact of changes in interest rates on the value of market-risk sensitive financial instruments. A hypothetical 10% movement in interest rates would not have a material impact on the Company's future earnings or cash flows.

Foreign Currency

During the ordinary course of business, the Company enters into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. The Company generally manages these transactions by ensuring costs to service contracts are incurred in the same currency in which revenue is received. Short-term contract financing requirements are met by borrowing in the same currency. By matching revenues, costs and borrowings to the same currency, the Company has been able to substantially mitigate foreign currency risk to earnings. If necessary, the Company may also use foreign currency forward contracts or options to hedge exposures arising from these transactions. The Company does not foresee changing its foreign currency exposure management strategy.

During fiscal 2003, 36.5% of the Company's revenue was generated outside of the United States. Using sensitivity analysis, a hypothetical 10% increase in the value of the U.S. dollar against all currencies would decrease revenue by 3.65% or $414.0 million, while a hypothetical 10% decrease in the value of the U.S. dollar against all currencies would increase revenue by 3.65% or $414.0 million. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currency. As a result, a hypothetical 10% movement of the value of the U.S. dollar against all currencies in either direction would impact the Company's earnings before interest and taxes by $27.9 million. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense.

At March 28, 2003, the Company had approximately $193.7 million of non-U.S. dollar denominated cash and cash equivalents, and approximately $51.0 million of non-U.S. dollar borrowings.

	Fiscal Year Ended		
Dollars in millions except per-share amounts	March 28, 2003	March 29, 2002	March 30, 2001
Revenues	$11,346.5	$11,379.2	$10,492.9
Costs of services	9,068.2	9,187.2	8,406.8
Selling, general and administrative	716.9	741.9	814.9
Depreciation and amortization	810.3	810.8	618.2
Interest expense	142.8	154.8	106.1
Interest income	(8.5)	(12.3)	(16.3)
Special items (note 4)	5.2		232.9
Total costs and expenses	10,734.9	10,882.4	10,162.6
Income before taxes	611.6	496.8	330.3
Taxes on income (note 5)	171.4	152.7	97.1
Net income	$ 440.2	$ 344.1	$ 233.2
Earnings per common share:			
Basic	$ 2.55	$ 2.02	$ 1.39
Diluted	$ 2.54	$ 2.01	$ 1.37

(See notes to consolidated financial statements)

Dollars in millions	March 28, 2003	March 29, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 299.6	$ 149.1
Receivables, net of allowance for doubtful accounts of $71.8 (2003) and $74.6 (2002) (note 6)	3,320.2	2,753.9
Prepaid expenses and other current assets	468.3	401.2
Total current assets	4,088.1	3,304.2
Investments and other assets:		
Software, net of accumulated amortization of $427.1 (2003) and $336.4 (2002)	355.6	375.6
Outsourcing contract costs, net of accumulated amortization of $579.5 (2003) and $388.1 (2002)	923.5	992.2
Excess of cost of businesses acquired over related net assets, net of accumulated amortization of $308.7 (2003) and $285.6 (2002)	2,507.3	1,641.0
Other assets (note 5 and 8)	571.1	389.5
Total investments and other assets	4,357.5	3,398.3
Property and equipment at cost (note 7):		
Land, buildings and leasehold improvements	827.8	712.7
Computers and related equipment	2,980.7	2,880.8
Furniture and other equipment	363.7	290.9
	4,172.2	3,884.4
Less accumulated depreciation and amortization	2,184.6	1,976.4
Property and equipment, net	1,987.6	1,908.0
	$10,433.2	$8,610.5

(See notes to consolidated financial statements)

Dollars in millions except shares	March 28, 2003	March 29, 2002
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term debt and current maturities of long-term debt (note 7)	$ 274.8	$ 331.0
Accounts payable	643.2	530.4
Accrued payroll and related costs	638.8	541.5
Other accrued expenses	990.0	876.9
Deferred revenue	222.6	284.2
Federal, state and foreign income taxes (note 5)	217.8	144.0
Total current liabilities	2,987.2	2,708.0
Long-term debt, net of current maturities (note 7)	2,204.9	1,873.1
Other long-term liabilities (note 8)	634.7	405.8
Commitments and contingencies (note 9)		
Stockholders' equity (notes 7, 10 and 11):		
Preferred stock, par value $1 per share; authorized 1,000,000 shares; none issued		
Common stock, par value $1 per share; authorized 750,000,000 shares; issued 187,206,632 (2003) and 171,571,591 (2002)	187.2	171.6
Additional paid-in capital	1,502.2	1,047.6
Earnings retained for use in business	3,078.5	2,638.3
Accumulated other comprehensive loss	(142.5)	(215.4)
	4,625.4	3,642.1
Less common stock in treasury, at cost, 449,249 shares (2003) and 433,754 shares (2002)	(19.0)	(18.5)
Stockholders' equity, net	4,606.4	3,623.6
	$10,433.2	$8,610.5

(See notes to consolidated financial statements)

Dollars in millions	Fiscal Year Ended March 28, 2003	March 29, 2002	March 30, 2001
Cash flows from operating activities:			
Net income	$ 440.2	$ 344.1	$ 233.2
Adjustments to reconcile net income to net cash provided:			
Depreciation and amortization	857.5	857.6	649.3
Deferred taxes	145.9	129.9	42.3
Special items, net of tax	3.3		125.7
Provision for losses on accounts receivable	21.4	35.6	18.3
Changes in assets and liabilities, net of effects of acquisitions:			
Increase in receivables	(136.5)	(186.4)	(446.8)
Increase in prepaid expenses and other current assets	(22.2)	(30.9)	(51.7)
(Decrease) increase in accounts payable and accruals	(22.9)	81.3	90.4
(Decrease) increase in income taxes payable	(46.5)	10.6	170.1
(Decrease) increase in deferred revenue	(74.6)	83.4	15.0
Other operating activities, net	(17.4)	(19.8)	8.4
Net cash provided by operating activities	1,148.2	1,305.4	854.2
Cash flows from investing activities:			
Purchases of property and equipment	(638.5)	(671.5)	(897.2)
Outsourcing contracts	(120.2)	(347.7)	(535.9)
Acquisitions, net of cash acquired	(185.2)	(51.7)	(695.0)
Dispositions	102.4	18.8	
Software	(127.5)	(182.8)	(141.3)
Other investing activities, net	(25.0)	29.2	26.0
Net cash used in investing activities	(994.0)	(1,205.7)	(2,243.4)
Cash flows from financing activities:			
Net (repayment) borrowing of commercial paper	(8.7)	(974.5)	968.7
Borrowings under lines of credit	262.0	293.1	164.9
Repayment of borrowings under lines of credit	(257.3)	(380.0)	(99.3)
Proceeds from term debt issuance	296.3	995.2	500.0
Principal payments on long-term debt	(41.3)	(160.6)	(24.8)
Repayment of debt assumed in acquisitions	(296.4)		(242.9)
Proceeds from stock option and other common stock transactions	25.6	87.8	36.4
Other financing activities, net	(.4)	5.1	18.5
Net cash (used in) provided by financing activities	(20.2)	(133.9)	1,321.5
Effect of exchange rate changes on cash and cash equivalents	16.5	(1.4)	(8.0)
Net decrease in cash and cash equivalents	150.5	(35.6)	(75.7)
Cash and cash equivalents at beginning of year	149.1	184.7	260.4
Cash and cash equivalents at end of year	$ 299.6	$ 149.1	$ 184.7

(See notes to consolidated financial statements)

Dollars in millions except shares in thousands	*Common Stock*		*Additional Paid-In Capital*	*Earnings Retained for Use in Business*	*Accumulated Other Comprehensive Loss*	*Common Stock in Treasury*	*Unearned Restricted Stock*	*Total*
	Shares	*Amount*						
Balance at March 31, 2000	167,903.0	$167.9	$ 907.1	$2,061.0	$ (75.8)	$(16.1)	$(.1)	$3,044.0
Comprehensive income:								
Net income				233.2				233.2
Currency translation adjustment					(111.7)			(111.7)
Unfunded pension obligation					(.2)			(.2)
Unrealized loss on available for sale securities					(8.1)			(8.1)
Comprehensive income								113.2
Stock-based compensation	1,224.4	1.2	58.1			(1.4)		57.9
Amortization and forfeitures of restricted stock							.1	.1
Balance at March 30, 2001	169,127.4	169.1	965.2	2,294.2	(195.8)	(17.5)		3,215.2
Comprehensive income:								
Net income				344.1				344.1
Currency translation adjustment					(22.4)			(22.4)
Unfunded pension obligation					(1.5)			(1.5)
Unrealized gain on available for sale securities					4.3			4.3
Comprehensive income								324.5
Stock-based compensation	1,066.9	1.1	30.8			(1.0)		30.9
Defined contribution plan transactions	1,377.3	1.4	51.6					53.0
Balance at March 29, 2002	171,571.6	171.6	1,047.6	2,638.3	(215.4)	(18.5)		3,623.6
Comprehensive income:								
Net income				440.2				440.2
Currency translation adjustment					165.0			165.0
Unfunded pension obligation					(90.3)			(90.3)
Unrealized loss on available for sale securities					(1.8)			(1.8)
Comprehensive income								513.1
Stock-based compensation	439.0	.4	15.5			(.5)		15.4
Defined contribution plan transactions	205.0	.2	8.9					9.1
Common stock issuance	14,991.0	15.0	430.2					445.2
Balance at March 28, 2003	187,206.6	$187.2	$1,502.2	$3,078.5	$(142.5)	$(19.0)		$4,606.4

(See notes to consolidated financial statements)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include those of Computer Sciences Corporation, its subsidiaries and those joint ventures and partnerships over which it exercises control, hereafter collectively referred to as "CSC" or "the Company." The Company consolidates joint ventures only when it has majority voting stock. All material intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION – LONG TERM CONTRACTS

The Company provides services under time and materials, level of effort, cost-based, unit-price and fixed-price contracts. For time and materials and level of effort types of contracts, revenue is recorded when services are provided at agreed-upon billing rates. For cost-based contracts, revenue is recorded at the time such fees are probable and estimable by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenue is recognized on unit-price contracts based on unit metrics times the agreed upon contract unit price. Revenue on long-term, fixed-price development contracts is recognized on the basis of the estimated percentage-of-completion if the Company can dependably estimate and measure the extent of progress and the cost to complete. The Company applies this method of revenue recognition because projected contract revenues and costs are reasonably estimable based on the Company's business practices, methods and historical experience. The method requires estimates of costs and profits over the entire term of the contract, including estimates of resources and costs necessary to complete performance. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined.

REVENUE RECOGNITION – OUTSOURCING CONTRACTS

Revenue on outsourcing contracts is recognized based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics.

REVENUE RECOGNITION – SOFTWARE SALES

Revenue from sales of proprietary software are recognized upon receipt of a signed contract documenting customer commitment, delivery of the software and determination of the fee amount and its probable collection. However, if significant customization is required, revenue is recognized as the software customization services are performed in accordance with the percentage-of-completion method. Costs incurred in connection with sales of proprietary software are expensed as incurred, except for the costs of developing computer software products, which are capitalized and amortized over the life of the software products.

OUTSOURCING CONTRACT COSTS

Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs consist of contract acquisition and transition costs, including the cost of due diligence activities after competitive selection and costs associated with installation of systems and processes. Costs incurred for bid and proposal activities are expensed as incurred. Fixed assets acquired in connection with outsourcing transactions are capitalized and depreciated consistent with fixed asset policies described below. Amounts paid to clients in excess of the fair market value of acquired property and equipment (premiums) are capitalized as outsourcing contract costs and amortized over the contract life. The amortization of such outsourcing contract cost premiums is accounted for as a reduction in revenue, as described below. Management regularly reviews outsourcing contract costs for impairment.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

Terminations of outsourcing contracts, including transfers either back to the client or to another I/T provider, prior to the end of their committed contract term are infrequent due to the complex transition of personnel, assets, methodologies, and processes involved with outsourcing transactions. In the event of an early termination, the Company and the client, pursuant to certain contractual provisions, engage in negotiations on the recovery of unamortized contract costs, lost profits, transfer of personnel, rights to implemented systems and processes, as well as other matters.

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes costs incurred to develop commercial software products after technological feasibility has been established. Costs incurred to establish technological feasibility are charged to expense as incurred. Enhancements to software products are capitalized where such enhancements extend the life or significantly expand the marketability of the products. Capitalized software is amortized based on current and estimated future revenue from the product. The amortization expense is not less than the straight-line amortization expense over the product useful life.

The Company capitalizes costs incurred to develop internal-use computer software. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software.

Capitalized and purchased software, net of accumulated amortization, consisted of the following:

	March 28, 2003	March 29, 2002
Commercial software products	$188.0	$187.4
Internal-use software	73.8	94.3
Purchased software	93.8	93.9
Total	$355.6	$375.6

Amortization of capitalized software development costs and purchased software included in depreciation and amortization of $810.3, $810.8 and $618.2 for fiscal 2003, fiscal 2002, and fiscal 2001, respectively, consisted of the following:

	Fiscal Year Ended		
	March 28, 2003	March 29, 2002	March 30, 2001
Commercial software products	$ 60.7	$ 57.9	$28.0
Internal-use software	32.8	15.8	9.5
Purchased software	38.9	29.8	28.1
Total	$132.4	$103.5	$65.6

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

DEPRECIATION AND AMORTIZATION

The Company's depreciation and amortization policies are as follows:

Property and Equipment:	
Buildings	10 to 40 years
Computers and related equipment	3 to 10 years
Furniture and other equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or useful life
Software	2 to 10 years
Credit information files	10 to 20 years
Outsourcing contract costs	Contract life

For financial reporting purposes, computer equipment is depreciated using either the straight-line or sum-of-the-years'-digits method, depending on the nature of the equipment's use. The cost of other property and equipment, less applicable residual values, is depreciated using the straight-line method. Depreciation commences when the specific asset is complete, installed and ready for normal use. Outsourcing contract costs and credit information files are amortized on a straight-line basis over the years indicated above.

CASH FLOWS

Cash payments for interest on indebtedness and cash payments for taxes on income are as follows:

	Fiscal Year		
	2003	2002	2001
Interest	$140.4	$135.3	$101.7
Taxes on income	46.6	18.7	35.3

During March 2003, CSC completed the acquisition of all of the outstanding equity securities of DynCorp in exchange for 15 million shares of common stock plus $161.3 in cash.

For purposes of reporting cash and cash equivalents, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's investments consist of high quality securities issued by a number of institutions having high credit ratings, thereby limiting the Company's exposure to concentrations of credit risk. With respect to financial instruments, the Company's carrying amounts of its other current assets and liabilities were deemed to approximate their market values due to their short maturity. At March 28, 2003, the Company had no outstanding material hedge contracts with respect to its foreign exchange or interest rate positions.

Depreciation and amortization reported in the consolidated statements of cash flows includes amortization of premiums which is reported as a reduction of revenue in the consolidated statements of income.

CONTINGENCIES

The Company is subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising out of the normal course of business. The Company's consolidated financial statements reflect the treatment of claims and contingencies based on management's view of the expected outcome. The Company consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, the Company accrues a liability in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies."

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances indicate a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that case, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

FOREIGN CURRENCY

The Company has determined local currencies are the functional currencies of the foreign operations. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of accumulated other comprehensive loss (OCI). As of March 28, 2003 and March 29, 2002 the balance of currency translation adjustment included in OCI is $46.7 and $211.7, respectively.

EARNINGS PER SHARE

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the incremental shares issuable upon the assumed exercise of stock options.

Basic and diluted earnings per share are calculated as follows:

	Fiscal Year		
	2003	2002	2001
Net income for basic and diluted EPS	$440.2	$344.1	$233.2
Common share information (in millions)			
Average common shares outstanding for basic EPS	172.3	170.1	168.3
Dilutive effect of stock options	.8	1.2	2.5
Shares for diluted EPS	173.1	171.3	170.8
Basic EPS	$ 2.55	$ 2.02	$ 1.39
Diluted EPS	2.54	2.01	1.37

The computation of diluted EPS did not include stock options which were antidilutive, as their exercise price was greater than the average market price of the Company's common stock during the year. The number of such options was 8,948,572; 5,982,376; and 2,607,464 for the years ended March 28, 2003, March 29, 2002, and March 30, 2001, respectively.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

ACCOUNTING FOR STOCK-BASED COMPENSATION

At March 28, 2003, the Company has eight stock incentive plans which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees, which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the following pro forma net income and earnings per share information is presented as if the Company accounted for stock-based compensation awarded under the stock incentive plans using the fair value based method. Under the fair value method, the estimated fair value of stock incentive awards is charged against income on a straight-line basis over the vesting period.

	Fiscal Year		
	2003	2002	2001
Net income, as reported	$440.2	$344.1	$233.2
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5.1	3.8	1.8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects[1]	(53.2)	(20.8)	(38.0)
Pro forma net income	$392.1	$327.1	$197.0
Earnings per share:			
Basic – as reported	$2.55	$2.02	$1.39
Basic – pro forma[1]	$2.28	$1.92	$1.17
Diluted – as reported	$2.54	$2.01	$1.37
Diluted – pro forma[1]	$2.26	$1.91	$1.15

(1) Pursuant to the Exchange Offer, as discussed in Note 10, 2,352,820 shares were canceled during fiscal 2002, resulting in a favorable expense adjustment to the pro forma net income for that year. The new options issued on May 30, 2002, in exchange for the canceled options, have the same vesting schedule and vesting start date as the options canceled in exchange therefor and resulted in an increase in the SFAS No. 123 expense for fiscal 2003. This cancellation and issuance of the new options in accordance with the Exchange Offer contributed to the unusually low impact in fiscal 2002 pro forma earnings per share and the comparatively high impact in fiscal 2003 pro forma earnings per share.

The effects of applying SFAS No. 123 in the above pro forma disclosures are not necessarily indicative of future amounts. The weighted average fair values of stock awards granted during fiscal 2003, fiscal 2002 and fiscal 2001 were $17.59, $14.54 and $34.14, respectively. The fair value of each stock award was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year		
	2003	2002	2001
Risk-free interest rate	3.70%	4.72%	6.12%
Expected volatility	50%	47%	44%
Expected lives	6.41 years	6.33 years	6.15 years

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

RECLASSIFICATION

During the third quarter of fiscal 2003, the Securities and Exchange Commission staff indicated the guidance in Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," should be applied broadly to all forms of consideration provided by a vendor to its customer, and all arrangements in which an entity pays cash or other forms of consideration to its customers. Accordingly, such consideration is now accounted for as a reduction of revenue. The Company acquires information technology assets from outsourcing clients at negotiated prices and subsequently records the assets at their fair values. Any excess paid over the fair value amounts (the premium) is included in outsourcing contract costs and amortized over the contract life. In accordance with EITF Issue No. 01-09, amortization of premiums has been reclassified from costs and expenses to a reduction of revenue beginning in the third quarter of fiscal 2003. Prior period amounts have been classified to conform to current year presentation. These amounts reduced revenues and total costs and expenses by less than 1%, with no impact on income.

During the third quarter of fiscal 2003, the Company reclassified the provision for doubtful accounts from costs of services to selling, general and administrative. Prior period amounts have been adjusted to conform to current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized when the new standard is adopted. The new standard also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company adopted SFAS No. 142 on March 30, 2002. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of the impairment loss, if any. During the second quarter ended September 27, 2002, the Company completed the initial goodwill assessment and the annual goodwill impairment test. No impairment losses were identified as a result of these tests.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses existing accounting impairment rules and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement on March 30, 2002. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 clarifies guidance related to the classification of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications. The provision of SFAS No. 145 related to the extinguishment of debt will be effective for the Company on March 29, 2003. The provision of SFAS No. 145 related to the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications was effective for all transactions occurring after May 15, 2002. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and was effective for the Company for exit or disposal activities initiated after December 31, 2002. The adoption of this statement impacted the accounting of

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

exit and disposal activities related to the acquisition of DynCorp as discussed in the caption "Special Items" above. Additionally, this statement could impact the accounting for future exit or disposal activities.

In November 2002 and May 2003, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance will be effective for revenue arrangements entered into after June 15, 2003. The Company presently intends to adopt this statement prospectively and the Company does not anticipate a material impact to the Company's financial condition or results of operation as a result of adoption.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective immediately. Adoption of this interpretation did not have a significant effect on the Company's consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." The interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003 and variable interest entities in which the Company obtains an interest after January 31, 2003. For variable interest entities in which a company obtained an interest before February 1, 2003, the interpretation applies to the interim period beginning after June 15, 2003. Adoption of this interpretation did not have a significant effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation –Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement will be effective for the Company's fiscal 2004 and adoption of this statement is not expected to have a significant effect on the Company's consolidated financial position or results of operations as the Company will continue to account for stock based compensation as described above.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement is not expected to have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this statement is not expected to have a significant effect on the Company's consolidated financial position or results of operations.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

In May 2003, the EITF reached a consensus on Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease." EITF Issue No. 01-08 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of FASB Statement No. 13, "Accounting for Leases." The guidance in Issue No. 01-08 is based on whether the arrangement conveys to the purchaser (lessee) the right to use a specific asset. The Issue 01-08 will be effective for arrangements entered into or modified in the Company's second quarter of fiscal 2004. The Company is currently evaluating EITF Issue No. 01-08 and has not determined the impact this statement will have on its consolidated financial position or results of operations.

NOTE 2 – ACQUISITIONS

During March 2003, CSC completed the acquisition of all of the outstanding equity securities of DynCorp for a purchase price of $622.0, including $161.3 in cash, common stock valued at $445.2 for the purposes of financial statements prepared in accordance with generally accepted accounting principles (14,990,769 shares at $29.70 per share), and transaction fees. The value of the 15 million shares was determined based on the average market price of CSC common stock two days before the measurement and acquisition date of March 7, 2003. In addition, CSC assumed $296.4 of outstanding DynCorp debt. DynCorp is primarily a provider of systems, services, outsourcing, and electronic business solutions to the U.S. Government. CSC anticipates that the acquisition of DynCorp will significantly strengthen its position in the U.S. federal marketplace and provide an opportunity for additional diversification into new markets.

The acquisition was accounted for under the purchase method, and accordingly, DynCorp's results of operations have been included with the Company's from the date of acquisition, March 7, 2003. The purchase price of the acquisition was allocated to the net assets acquired based on fair value estimates at the date of the acquisition and are subject to future adjustments. In addition, the Company has engaged a third party to provide an appraisal of the fair values for certain intangible assets. The Company received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third party review during the second quarter of fiscal 2004. The excess of the purchase price over the fair values of the net tangible assets, identified intangible assets and liabilities acquired was allocated to goodwill.

A summary of the assets acquired and liabilities assumed in the DynCorp acquisition is as follows:

	Estimated Fair Values
Accounts receivable	$450.4
Intangible assets	186.7
Other assets	128.7
Accounts payable and accrued expenses	(449.7)
Other long-term liabilities	(112.1)
Long-term debt	(303.7)
Goodwill	721.7
Purchase price	$622.0
Less cash acquired	1.0
Purchase price, net of cash acquired	$621.0

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

The estimated intangible assets includes customer contracts and related customer relationships with assigned values of $115 and $70, respectively. The customer contracts and related customer relationships have a weighted-average useful life of approximately 12 years. The remaining balance is attributable to non-compete payments made to certain executives with a weighted average useful life of 30 months.

The goodwill recognized of $721.7 was assigned to the U.S. Federal sector, none of which is currently expected to be deductible for tax purposes.

The following unaudited pro forma information presents consolidated results of operations as if the DynCorp acquisition occurred at the beginning of each fiscal year presented. Pro forma adjustments give effect of the acquisition and eliminate inter-company activity. The pro forma information may not necessarily be indicative of the results of operations had the DynCorp acquisition actually taken place at the beginning of each fiscal year presented. Further, the pro forma information may not be indicative of future performance.

	Fiscal 2003		*Fiscal 2002*	
	As Reported	Pro Forma	As Reported	Pro Forma
Revenues	$11,346.5	$13,704.3	$11,379.2	$13,438.0
Net Income	440.2	405.4	344.1	399.6
Basic earnings per share	2.55	2.18	2.02	2.16
Diluted earnings per share	2.54	2.17	2.01	2.15

As a result of the acquisition of DynCorp, the Company incurred costs to exit and consolidate activities, involuntarily terminate employees, and other costs to integrate DynCorp into the Company. Generally accepted accounting principles require that these costs, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. The involuntary termination related to 75 DynCorp employees. As of March 28, 2003, 36 of the 75 employees had been involuntarily terminated. The facility consolidations relate to plans to vacate and sublease DynCorp facilities. The costs include amounts estimated by a third party as not recoverable under sublease. The components of the acquisition integration liabilities included in the purchase price allocation for DynCorp are as follows:

	Acquisition Integration Liabilities	*Paid as of March 28, 2003*	*Balance Remaining at March 28, 2003*
Severance payments	$ 7.4	$5.6	$ 1.8
Facility consolidations	71.0		71.0
Other	6.4		6.4
	$84.8	$5.6	$79.2

The Company is currently reviewing the preliminary fair value estimates of assets acquired and liabilities assumed, including valuations associated with identified intangible assets, exit and facility consolidation activities, litigation, assets and liabilities related to taxes and long-term contracts, and other matters unresolved at the time of acquisition. The Company is also in the early stages of evaluating accounting treatment for conformance including accounting for long-term contracts. Adjustments to the purchase price are expected to be finalized during the fourth quarter of fiscal 2004. There can be no assurance that such adjustments will not be material.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

During December 2000, CSC completed the acquisition of all of the outstanding equity securities of Mynd Corporation (Mynd), formerly known as Policy Management Systems Corporation, for a purchase price of $572.7 and the assumption of $243.0 of outstanding Mynd debt. Mynd was a provider of systems, services and business solutions to the global insurance and related financial services industries. The acquisition was accounted for under the purchase method, and accordingly, Mynd's results of operations have been included with the Company's from the date of acquisition.

The purchase price of the acquisition was allocated to the net assets acquired based on estimates of the fair values at the date of the acquisition. In addition, the Company obtained an independent appraisal of the fair values for certain tangible and intangible assets. The excess of the purchase price over the fair values of the net tangible assets, identified intangible assets and liabilities acquired was allocated to goodwill. Initial goodwill was $704.5 and other identified intangible assets including software and employee workforce acquired from Mynd were valued at $83.4. During the third quarter of fiscal 2002, the Company adjusted the purchase price allocation principally related to the resolution of certain contractual and other matters unresolved at the time of the acquisition. As a result, the goodwill balance increased by $20.4. Additionally, during the fourth quarter of fiscal 2003, the Company adjusted the purchase price allocation as CSC anticipates utilizing a loss carryforward and a deductible basis difference in its future foreign tax filings. In accordance with generally accepted accounting principles, loss carryforward adjustments and deductible basis differences are not reflected in the determination of net income subsequent to the allocation period. Accordingly, goodwill has been decreased and deferred taxes increased by $4.4.

A summary of the assets acquired and liabilities assumed in the Mynd acquisition are as follows:

	Estimated Fair Values
Assets acquired	$406.1
Liabilities assumed	(553.9)
Goodwill	720.5
Purchase price	572.7
Less cash acquired	31.9
Net cash paid	$540.8

As a result of the acquisition of Mynd, the Company incurred costs to exit and consolidate activities, involuntarily terminate employees, and other costs to integrate Mynd into the Company. Generally accepted accounting principles require that these costs, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. The involuntary termination related to 518 Mynd employees of which 306 were U.S. employees and 212 were international employees; as of March 28, 2003, all of the affected employees have been terminated. The remaining severance payment balance at March 28, 2003 represents scheduled payments to be made through 2006. The components of the acquisition integration liabilities included in the purchase price allocation for Mynd are as follows:

	Acquisition Integration Liabilities	*Paid as of March 28, 2003*	*Balance Remaining at March 28, 2003*
Severance payments	$ 77.6	$ 59.4	$18.2
Facility and data center consolidations	93.4	62.4	31.0
Other	29.2	28.6	.6
	$200.2	$150.4	$49.8

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

OTHER ACQUISITIONS

During the three fiscal years ended March 28, 2003, the Company made a number of acquisitions in addition to the ones described above which, either individually or collectively, are not material. In conjunction with such business combinations accounted for as purchases, the Company acquired assets with an estimated fair value of $0, $16.4 and $94.8; and assumed liabilities of $0, $9.1 and $76.4 for fiscal 2003, fiscal 2002 and fiscal 2001, respectively. The excess of cost of businesses acquired over related net assets, including contingent consideration paid during fiscal 2003, was $23.6, $45.3 and $136.2 for the three fiscal years ended 2003.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized when the new standard is adopted. The new standard also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company adopted SFAS No. 142 on March 30, 2002.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of each of the Company's reporting units with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of the impairment loss, if any. During the second quarter ended September 27, 2002, the Company completed the initial goodwill assessment and the annual goodwill impairment test. Based on the results of these tests, no impairment losses were identified and performance of step two was not required.

A summary of net income and earnings per share for the fiscal years ended March 29, 2002 and March 30, 2001 as adjusted to remove the amortization of goodwill and acquired employee workforce is as follows:

	Fiscal Year	
	2002	2001
Net income – as reported	$344.1	$233.2
Goodwill amortization, net of taxes	72.0	51.5
Employee workforce amortization	2.4	.7
Net income – as adjusted	$418.5	$285.4
Basic earnings per share:		
As reported	$2.02	$1.39
Goodwill amortization, net of taxes	.42	.31
Employee workforce amortization	.01	
As adjusted	$2.45	$1.70
Diluted earnings per share:		
As reported	$2.01	$1.37
Goodwill amortization, net of taxes	.42	.31
Employee workforce amortization	.01	
As adjusted	$2.44	$1.68

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

A summary of the changes in the carrying amount of goodwill by segment for the fiscal years ended March 29, 2002 and March 28, 2003 is as follows:

	Global Commercial Sector	*U.S. Federal Sector*	*Total*
Balance as of March 30, 2001	$1,586.7	$ 66.9	$1,653.6
Amortization of goodwill	(68.9)	(6.4)	(75.3)
Additions	65.9		65.9
Retirements	(4.2)		(4.2)
Foreign currency translation	1.0		1.0
Balance as of March 29, 2002	$1,580.5	$ 60.5	$1,641.0
Additions	23.6	721.7	745.3
Reclassification	9.5		9.5
Foreign currency translation	111.5		111.5
Balance as of March 28, 2003	$1,725.1	$782.2	$2,507.3

Additions to goodwill during fiscal 2003 related to an earnout payment associated with an acquisition made in Europe during fiscal 2001 and the goodwill recognized in connection with the DynCorp acquisition. On March 30, 2002, the Company reclassified its acquired employee workforce intangible asset to goodwill in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142. Additionally, during fiscal 2003, the Company adjusted goodwill by $4.4 in anticipation of utilizing loss carryforwards and deductible basis differences in future foreign tax filings. The foreign currency translation amount relates to the impact of foreign currency adjustments in accordance with SFAS No. 52, "Foreign Currency Translation."

A summary of amortized intangible assets as of March 28, 2003 and March 29, 2002 is as follows:

	March 28, 2003		
	Gross Carrying Value	*Accumulated Amortization*	*Net*
Software	$ 782.7	$ 427.1	$ 355.6
Outsourcing contract costs	1,503.0	579.5	923.5
Customer and other intangible assets	252.1	53.9	198.2
Total intangible assets	$2,537.8	$1,060.5	$1,477.3

	March 29, 2002		
	Gross Carrying Value	*Accumulated Amortization*	*Net*
Software	$ 712.0	$336.4	$ 375.6
Outsourcing contract costs	1,380.3	388.1	992.2
Employee workforce acquired	17.0	3.1	13.9
Other intangible assets	67.1	48.6	18.5
Total intangible assets	$2,176.4	$776.2	$1,400.2

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

Amortization (including reduction of revenues as described in Note 1) related to intangible assets was $297.1, $248.6, and $143.2 for the years ended March 28, 2003, March 29, 2002, and March 30, 2001, respectively. Estimated amortization related to intangible assets at March 28, 2003 for each of the subsequent five years, fiscal 2004 through fiscal 2008, is as follows: $305.6, $261.8, $225.9, $191.5, and $131.1, respectively.

NOTE 4 – SPECIAL ITEMS

In connection with the DynCorp acquisition in March 2003, the Company reviewed its operations, product strategies and the carrying value of its assets to identify any potential exit or disposal activities. As a result, during the fourth quarter ended March 28, 2003, special items of $5.2 ($3.3 after tax) or 2 cents per share (diluted) were recorded. The special items related to the write-off of software associated with prior CSC operations now redundant to similar assets acquired with DynCorp. In addition, certain identified equipment can no longer accommodate the larger, integrated U.S. Federal sector business, and its use will be discontinued during the first two quarters of fiscal 2004, which will result in an estimated charge of $22.0. The Company anticipates completing the exit and disposal activities related to the DynCorp acquisition by the end of the second quarter of fiscal 2004.

During fiscal 2002, the Company reviewed its estimates related to the fiscal 2001 special charge (discussion below) and made certain adjustments. These adjustments increased the facilities consolidation provision by $4 to $29.6. This adjustment was offset by a decrease of $3 related to the phased-out operations and other assets provisions and by a decrease of $1 related to employee severance costs. These adjustments resulted in total special charges related to phased-out operations and other assets of $17.9. The decrease in employee severance costs was due to 109 fewer U.S. employee involuntary terminations. As a result of renegotiations of certain international employee severance agreements, the Company involuntarily terminated an additional 285 international employees. The net impact was an additional 176 employees involuntarily terminated and a $1 reduction related to employee severance costs. As a result of these actions, there was no net additional special charge recorded during fiscal 2002.

During fiscal 2001, special items of $232.9 ($156.0 after tax) were recorded as detailed below.

In response to a changing mix of information technology services, business conditions and overall demand for consulting and systems integration services, the Company reviewed its global operations. As a result of this review, a special item of $137.5 ($91.3 after tax), or 54 cents per share (diluted) was recorded during the fourth quarter ended March 30, 2001. Included in the charge was employee severance costs of $67.9, write-offs in connection with consolidation of facilities of $25.6, write-off of capitalized software and computer-related assets of $22.1 and $20.9 related to phased-out operations and other assets. The involuntary termination benefits accrued and expensed of $67.9 related to 1,896 employees of which 722 were U.S. employees and 1,174 were international employees. As of March 28, 2003, all involuntary termination benefits have been paid and all affected employees have been terminated. Less than $5 of accrued costs related to consolidation of facilities remained at March 28, 2003.

In connection with the December 2000 acquisition of Mynd, the Company reviewed its global commercial financial services operations, product strategies and the carrying value of its assets. As a result, special items were recorded in the third and fourth quarters of fiscal 2001. During the third quarter ended December 29, 2000, special items of $84.2 ($57.3 after tax), or 34 cents per share (diluted) were recorded and included $58.2 related to non-cash adjustments to the carrying value of capitalized software and the write-off of other assets and intangibles and $9.4 related to a legal settlement and write-off of assets from operations previously sold or phased-out. The third quarter charge also included $16.6 accrued for employee severance costs. In the fourth quarter, the amount for employee

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

severance costs was adjusted to $14.5. The employee severance costs related to 628 global commercial financial services employees. All of the severance payments have been made and all of the employees have been involuntarily terminated. Upon completion of the integration of Mynd during the fourth quarter ended March 30, 2001, the Company recorded an additional special item of $11.2 ($7.4 after tax), or 4 cents per share (diluted) for the write-off of capitalized software and a provision for consolidation of facilities. The $11.2 was the net special item after the severance adjustment described above.

NOTE 5 – INCOME TAXES

The sources of income before taxes, classified as between domestic entities and those entities domiciled outside of the United States, are as follows

	Fiscal Year		
	2003	2002	2001
Domestic entities	$409.3	$325.0	$336.9
Entities outside the United States	202.3	171.8	(6.6)
	$611.6	$496.8	$330.3

The provisions for taxes on income classified as between current and deferred and as between taxing jurisdictions, consist of the following:

	Fiscal Year		
	2003	2002	2001
Current portion:			
Federal	$(11.9)	$ (2.0)	$39.6
State	2.0	1.8	1.7
Foreign	35.4	23.0	13.5
	25.5	22.8	54.8
Deferred portion:			
Federal	124.5	88.9	39.8
State	9.3	7.7	(9.0)
Foreign	12.1	33.3	11.5
	145.9	129.9	42.3
Total provision for taxes	$171.4	$152.7	$97.1

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

The major elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

	Fiscal Year		
	2003	2002	2001
Statutory rate	35.0%	35.0%	35.0%
State income tax, less effect of federal deduction	1.1	1.2	2.4
Goodwill and other intangibles amortization	(2.9)	(.1)	(7.7)
Utilization of tax credits/losses	(1.5)	(2.8)	(.6)
Special items			(1.5)
Foreign rate differential	(.8)	.8	3.0
Depreciable asset basis adjustment	(3.6)	(4.9)	(1.9)
Other	.7	1.5	.7
Effective tax rate	28.0%	30.7%	29.4%

The tax effects of significant temporary differences that comprise deferred tax balances are as follows:

	March 28, 2003	March 29, 2002
Deferred tax assets (liabilities)		
Prepayments	$ 4.6	$ (24.5)
Deferred income	10.6	30.6
Currency exchange	10.7	93.9
Other liabilities	66.8	22.9
Employee benefits	113.5	68.9
Investment basis difference	120.6	136.6
Tax loss/credit carryforwards	395.8	291.1
Depreciation and amortization	(665.9)	(474.1)
Contract accounting	(279.2)	(194.3)
Other assets	(12.0)	(14.6)
Total deferred taxes	$(234.5)	$ (63.5)

Of the above deferred amounts, $222.2 and $118.1 are included in the current income tax liability accounts at March 28, 2003 and March 29, 2002, respectively. All long-term deferred tax assets are included in other assets and all long-term deferred tax liabilities are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, the Company's deferred tax balances at March 28, 2003 included $76.8 of deferred tax assets and $72.2 of deferred tax liabilities related to the acquisition of DynCorp. Included in the acquired balances is a valuation allowance of $4.6 for deferred state taxes due to the uncertainty of achieving future earnings in either the time frame or in the particular state jurisdiction needed to realize the tax benefit.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

During fiscal 2001 the Company made a net investment of $25.0 in an unconsolidated limited partnership. The difference between the investment's book and tax basis generated a deferred tax asset in the amount of $151.0. The remaining deferred tax asset of $120.6 represents the expected reduction of the Company's foreign income taxes payable over the next six years. The debt of the partnership is more than fully collateralized by its assets and is non-recourse to the Company. As of March 28, 2003, the net investment was $28.6 as the result of the original investment and accumulated earnings.

At March 28, 2003, the Company has available unused domestic net operating loss carryforwards of approximately $746.5 which will expire in years 2018 through 2023, including $90.7 of acquired net operating losses that have been fully reserved. The Company also has general business tax credit carryforwards of approximately $40.4, which will expire in years 2007 through 2023, and an alternative minimum tax credit carryforward of $14.0, which can be carried forward indefinitely. Additionally, the Company has tax loss carryforwards in certain foreign taxing jurisdictions that expire over various future periods.

The cumulative undistributed earnings of the Company's non-U.S. subsidiaries were approximately $365.6 as of March 28, 2003. As the Company intends to permanently reinvest all such earnings, no provision has been made for income taxes that may become payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

The IRS has substantially completed its examination of the Company's federal income tax returns for the fiscal years 1992 through 1994. The results are not expected to have a material effect on the Company's consolidated financial position or results of operations.

NOTE 6 – RECEIVABLES

Receivables consist of the following:

	March 28, 2003	March 29, 2002
Billed trade accounts	$1,932.5	$1,810.8
Unbilled recoverable amounts under contracts in progress	1,273.3	789.2
Other receivables	114.4	153.9
	$3,320.2	$2,753.9

Unbilled recoverable amounts under contracts in progress generally become billable upon completion of a specified contract, negotiation of contract modifications, completion of government audit activities, or upon acceptance by the customer. The short-term and long-term unbilled recoverable amount under contracts in progress are $1,007.5 and $265.8, respectively. As of March 28, 2003, the Company does not have any amounts billed to the customer but not paid under retainage provisions.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

NOTE 7 – DEBT

SHORT-TERM

At March 28, 2003, the Company had $401.0 of commercial paper outstanding of which $200.0 was classified as short-term debt and $201.0 was classified as long-term debt. The weighted average interest rate on the Company's commercial paper was 1.5% and 2.0% at March 28, 2003 and March 29, 2002, respectively.

The Company's commercial paper is backed by a $350.0 facility which expires on August 15, 2003 and by a $321.0 facility which expires on August 18, 2005. The classification of the Company's outstanding commercial paper is determined by the expiration dates of these credit facilities. The Company intends to renew the short-term credit facility prior to expiration.

At March 28, 2003, the Company had uncommitted lines of credit of $511.1 with certain foreign banks. As of March 28, 2003, the Company had $49.9 of borrowings outstanding under these lines of credit. These short-term lines of credit carry no commitment fees or significant covenants. The weighted average interest rate on borrowings under these short-term lines of credit was 1.8% at March 28, 2003, and 1.8% at March 29, 2002.

LONG-TERM

	March 28, 2003	March 29, 2002
Commercial paper	$201.0	$139.7
7.50% term notes, due August 2005	500.0	500.0
6.75% term notes, due June 2006	498.9	498.6
6.25% term notes, due March 2009	200.0	200.0
7.375% term notes, due June 2011	496.9	496.6
5.00% term notes, due February 2013	296.3	
Capitalized lease liabilities	32.3	53.9
Notes payable	4.4	5.7
Total long-term debt	2,229.8	1,894.5
Less current maturities	24.9	21.4
	$2,204.9	$1,873.1

Capitalized lease liabilities shown above represent amounts due under leases for the use of computers and related equipment. Included in property and equipment are related assets of $34.5 (2003) and $63.5 (2002), less accumulated amortization of $3.4 and $11.0, respectively.

Certain of the Company's borrowing arrangements contain covenants that require the Company to maintain certain financial ratios and limit the amount of dividend payments. Under the most restrictive requirement, approximately $2,126.6 of retained earnings was available for cash dividends at March 28, 2003.

The carrying value of the Company's long-term debt was $2,229.8 and $1,894.5 at March 28, 2003 and March 29, 2002, as shown above. The corresponding fair value was approximately $2,445.8 and $1,979.3 using the interest rates available to the Company for debt of the same remaining maturities.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

Maturities of long-term debt, capital lease payments, and other long-term obligations by fiscal year are $24.9 (2004), $205.8 (2005), $504.5 (2006), $501.1 (2007), $0.1 (2008) and $993.4 thereafter.

In the normal course of business, the Company may provide certain customers and potential customers with financial performance guarantees, which are generally backed by standby letters of credit or surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in management's opinion. The Company is in compliance with the performance obligations under all service contracts for which there is a performance guarantee, and any liability incurred in connection with these guarantees would not have a material adverse effect on the Company's consolidated results of operations or financial position. In addition, the Company has other guarantees that represent parent guarantees in support of working capital credit lines established with local financial institutions for its foreign business units. Borrowings under these lines were $49.9 at March 28, 2003.

The following table summarizes the expiration of the Company's financial guarantees outstanding as of March 28, 2003:

	Fiscal Year			
	2004	2005	2006 & thereafter	*Total*
Performance guarantees:				
Surety bonds	$ 55.2	$ 3.0		$ 58.2
Letters of credit	16.2		$22.1	38.3
Other surety bonds	15.3	3.1		18.4
Standby letters of credit	61.1			61.1
Subsidiary debt guarantees	469.2	40.0		509.2
Total	$617.0	$46.1	$22.1	$685.2

As of March 28, 2003, the amount of outstanding subsidiary debt under the subsidiary debt guarantees noted above was $49.9.

NOTE 8 – PENSION AND OTHER BENEFIT PLANS

The Company and its subsidiaries offer a number of pension and postretirement healthcare and life insurance benefit and deferred compensation plans, as described below.

A contributory, defined benefit pension plan is generally available to U.S. employees. Certain non-U.S. employees are enrolled in defined benefit pension plans in the country of domicile. In addition, the Company has two Supplemental Executive Retirement Plans (SERP), which are nonqualified, noncontributory pension plans. The Company provides subsidized healthcare and life insurance retirement benefits for certain U.S. employees, generally for those employed prior to August 1992, or prior to December 1999 in the case of certain DynCorp employees, as well as dental and prescription drug benefits for certain Canadian employees. Most employees outside the U.S. are covered by government sponsored programs at no direct cost to the Company other than related payroll taxes.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

CSC utilizes actuarial methods required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to account for pension and other postretirement benefit plans, respectively. Inherent in the application of these actuarial methods are key assumptions, including, but not limited to, discount rates and expected long-term rates of return on plan assets. Changes in the related pension and other postretirement benefit costs may occur in the future due to changes in the underlying assumptions, changes in the number and composition of plan participants and changes in the level of benefits provided.

The expected long-term rate of return on plan assets assumption is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans, historic plan asset returns as well as current market conditions and other factors. The required use of an expected long-term rate of return on plan assets may result in recognized plan income that differs from the actual returns on those plan assets in any given year. Over time, the actual long-term rate of return on plan assets is expected to approximate the return assumption utilized. Differences between expected and actual returns are recognized in the calculation of net periodic pension cost. The discount rate assumption reflects the market rate for high-quality, fixed income debt instruments as of our annual measurement date and is subject to change each year. Other assumptions, such as rate of compensation increase, turnover and life expectancy, also impact pension and other postretirement benefit calculations.

Net periodic cost for U.S. and non-U.S. pension and other benefit plans included the following components:

	Fiscal Year		
	2003	2002	2001
Pensions:			
Service cost	$ 119.9	$ 102.5	$ 84.7
Interest cost	112.2	94.3	78.9
Expected return on plan assets	(121.4)	(112.0)	(105.9)
Amortization of prior service cost	5.8	3.4	3.1
Amortization of unrecognized net loss (gain)	4.4	.8	(.5)
Net periodic pension cost	$ 120.9	$ 89.0	$ 60.3
Other Postretirement Benefits:			
Service cost	$ 1.4	$ 1.1	$ .6
Interest cost	5.4	4.6	3.5
Expected return on plan assets	(3.4)	(3.5)	(3.0)
Amortization of transition obligation	1.6	1.6	1.7
Amortization of prior service costs	.5	.9	.5
Recognized actuarial loss (gain)	.2	(.1)	(.9)
Net provision for postretirement benefits	$ 5.7	$ 4.6	$ 2.4

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the fiscal years ended March 28, 2003 and March 29, 2002, and a statement of the funded status at March 28, 2003 and March 29, 2002:

	Pensions		*Other Postretirement Benefits*	
	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,646.7	$1,399.7	$ 74.3	$ 61.6
Service cost	119.0	102.5	1.4	1.1
Interest cost	112.2	94.3	5.4	4.6
Plan participants' contributions	45.4	48.5	1.3	1.5
Amendments	9.8	39.9		.8
Business combinations	62.3		31.1	
Actuarial loss	156.7	42.9	3.5	9.2
Benefits paid	(79.4)	(65.1)	(4.3)	(4.4)
Foreign currency exchange rate changes	70.1	(16.0)	.1	(.1)
Benefit obligation at end of year	$2,142.8	$1,646.7	$112.8	$ 74.3
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,369.1	$1,337.8	$ 39.5	$ 40.6
Actual return on plan assets	(58.4)	(16.6)	(2.8)	(.4)
Employer contributions	164.7	62.1	12.3	2.2
Plan participants' contributions	45.4	48.5	1.3	1.5
Asset transfers	2.6	17.7	1.7	
Benefits paid	(79.4)	(65.1)	(4.3)	(4.4)
Business combinations	35.5			
Foreign currency exchange rate changes	50.5	(15.3)		
Fair value of plan assets at end of year	$1,530.0	$1,369.1	$ 47.7	$ 39.5
Reconciliation of funded status to net amount recorded:				
Funded status	$ (612.8)	$ (277.6)	$(65.1)	$(34.8)
Unrecognized actuarial loss	488.0	141.6	18.8	10.1
Unrecognized transition obligation	3.4	3.2	15.6	17.2
Unrecognized prior service cost	41.7	40.1	5.3	5.9
Contribution in fourth fiscal quarter	3.3	.3		
Net amount recorded	$ (76.4)	$ (92.4)	$(25.4)	$ (1.6)

Plan assets include equity and fixed income securities and short-term investments. Pension plan assets also include real estate investments and insurance contracts.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

The following table provides the amounts recorded in the Company's consolidated balance sheets:

	Pensions		*Other Postretirement Benefits*	
	March 28, 2003	March 29, 2002	March 28, 2003	March 29, 2002
Prepaid benefit cost	$ 11.4	$ 14.0	$ 6.8	$ 1.0
Accrued benefit liability	(271.5)	(127.3)	(32.2)	(2.6)
Intangible asset	37.9	13.4		
Accumulated other comprehensive income	145.8	7.5		
Net amount recorded	$ (76.4)	$ (92.4)	$(25.4)	$(1.6)

As of March 28, 2003, the accumulated benefit obligation related to several of the Company's larger pension plans exceeded the fair value of their respective plan assets. These same plans did not have accumulated benefit obligations in excess of plan assets as of March 29, 2002. This difference is attributed to (1) an increase in the accumulated benefit obligation that resulted from a decrease in the discount rate used to estimate the pension liability and (2) a decline in the fair value of the plan assets due to poor performance in the global capital market. As a result, the Company was required to adjust the minimum pension liability recorded in the consolidated balance sheet. The effect of this adjustment was to increase the accrued benefit liability by $162.8, increase intangible assets by $24.5 and record a charge to accumulated other comprehensive income (before tax effect) of $138.3. As of March 28, 2003 and March 29, 2002, the balance of minimum liability adjustments included in OCI was $97.1 (net of related taxes of $48.7) and $6.8 (net of related taxes of $0.7), respectively.

The following table lists selected information for the pension plans with accumulated benefit obligations in excess of plan assets as of March 28, 2003 and March 29, 2002:

	March 28, 2003	March 29, 2002
Projected benefit obligation	$1,959.4	$123.2
Accumulated benefit obligation	1,616.1	108.8
Fair value of plan assets	1,366.1	26.7

Weighted average assumptions used in the accounting for the Company's plans were:

	Fiscal Year		
	2003	2002	2001
Discount or settlement rates	6.3%	6.8%	7.0%
Rates of increase in compensation levels	4.4	5.0	5.1
Expected long-term rates of return on assets	8.1	8.4	8.7

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

The assumed healthcare cost trend rate used in measuring the expected benefit obligation for the primary U.S. postretirement benefit plans was 7.5% for fiscal 2003, declining to 5.0% for 2008 and subsequent years. For the postretirement plan acquired with DynCorp, it was 12.0% for fiscal 2003, declining to 5.0% for 2010 and subsequent years. For the Canadian postretirement benefit plans it was 8.4% for fiscal 2003, declining to 5.0% for 2012 and subsequent years. A one-percentage point change in the assumed healthcare cost trend rate would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on accumulated postretirement benefit obligation as of March 28, 2003	$11.8	$(10.1)
Effect on net periodic postretirement benefit cost for fiscal 2003	1.1	(.8)

The Company sponsors several defined contribution plans for substantially all U.S. employees and certain foreign employees. The plans allow employees to contribute a portion of their earnings in accordance with specified guidelines. At March 28, 2003, plan assets included 18,861,855 shares of the Company's common stock of which 204,979 were purchased directly from the Company at fair market value during the fiscal year then ended. During fiscal 2003, fiscal 2002 and fiscal 2001, the Company contributed $81.8, $73.4 and $57.5, respectively.

Effective August 14, 1995, the Company adopted the Computer Sciences Corporation Deferred Compensation Plan (the Plan). The Plan consists of two separate plans, one for the benefit of key executives and one for the benefit of nonemployee directors. Pursuant to the Plan, certain management and highly compensated employees are eligible to defer all or a portion of their regular salary that exceeds the limitation set forth in Internal Revenue Section 401(a)(17) and all or a portion of their incentive compensation, and nonemployee directors are eligible to defer up to 100% of their compensation. For each plan year through March 28, 2003, the amount deferred under the Plan is credited with earnings equal to 120% of the 120-month rolling average interest payable on 10-year United States Treasury Notes as of December 31 of the preceding plan year, compounded annually. Beginning on March 29, 2003, for each plan year earnings shall be credited to each participant's account at a rate equal to the 120-month rolling average yield to maturity of the Merrill Lynch U.S. Corporates, A Rated, 15+ Years Index as of December 31 of the preceding plan year, compounded annually. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account.

The liability under this Plan amounted to $51.7 at March 28, 2003, and $43.1 at March 29, 2002. The Company's expense under the Plan totaled $3.5, $3.2 and $2.9 for fiscal 2003, fiscal 2002 and fiscal 2001, respectively.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

NOTE 9 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has operating leases for the use of certain property and equipment. Substantially all operating leases are noncancelable or cancelable only by the payment of penalties. All lease payments are based on the lapse of time but include, in some cases, payments for insurance, maintenance and property taxes. There are no purchase options on operating leases at favorable terms, but most leases have one or more renewal options. Certain leases on real estate property are subject to annual escalations for increases in utilities and property taxes. Lease rental expense amounted to $307.8 (2003), $291.1 (2002) and $230.7 (2001).

Minimum fixed rentals required for the next five years and thereafter under operating leases in effect at March 28, 2003 are as follows:

Fiscal Year	*Real Estate*	*Equipment*
2004	$198.2	$133.3
2005	162.9	80.8
2006	133.7	46.3
2007	106.3	25.1
2008	86.3	5.2
Thereafter	234.2	
	$921.6	$290.7

DST Systems, Inc., a shareholder of the Company, provides data processing and consulting services and licenses certain software products to the Company. During the three fiscal years ended March 28, 2003, the Company incurred aggregate expenses of $11.7, $7.6 and $14.3, respectively, related thereto, which are included in costs of services.

The Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing and terms for services that are necessary for the operations of business activities. Under the terms of these agreements, the Company is contractually committed to purchase specified service minimums over periods ranging from 1 to 5 years. If the Company does not meet the specified service minimums, the Company would have an obligation to pay the service provider a portion or all of the shortfall. Minimum purchase commitments by fiscal year are $465.4 (2004), $447.3 (2005), $307.8 (2006), $296.8 (2007) and $62.6 (2008).

CONTINGENCIES

The primary financial instruments which potentially subject the Company to concentrations of credit risk are accounts receivable. The Company's customer base includes Fortune 500 companies, the U.S. federal government and other significant, well-known companies operating in North America, Europe and the Pacific Rim. Credit risk with respect to accounts receivable is minimized because of the nature and diversification of the Company's customer base. Furthermore, the Company continuously reviews its accounts receivables and records provisions for doubtful accounts as needed.

The Company is currently party to a number of disputes which involve or may involve litigation. It is the opinion of Company management that ultimate liability, if any, with respect to these disputes will not be material to the Company's consolidated financial statements.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

NOTE 10 – STOCK INCENTIVE PLANS

STOCK OPTIONS

The Company has eight stock incentive plans which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees upon terms approved by the Compensation Committee of the Board of Directors.

At March 28, 2003, 6,115,971 shares of CSC common stock were available for the grant of future stock options, restricted stock or other stock-based incentives to employees. On October 29, 2001, the Company commenced an exchange offer for any or all of its employee stock options with an exercise price of $70 or more (Exchange Offer). The Exchange Offer expired on November 28, 2001, and all of the stock options tendered into the offer were accepted for exchange and canceled on November 29, 2001. The canceled options covered 2,352,820 shares of the Company's common stock, which represented approximately 16% of the shares underlying the Company's total stock options outstanding immediately prior to such cancellation.

New options covering 2,285,430 shares of the Company's stock were issued in exchange for the canceled options, on a share-for-share basis, on May 30, 2002, to those individuals who remained regular, full-time employees of the Company on such date. The new options have an exercise price of $46.90, the market price of the underlying shares on the date of grant. The Company did not record any compensation expense in connection with the Exchange Offer. The new options have the same vesting schedule and vesting start date as the options that were canceled.

Information concerning stock options granted under stock incentive plans is as follows:

	Fiscal Year					
	2003		2002		2001	
	Number of Shares	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*
Outstanding, beginning of year	11,536,927	$39.89	11,827,316	$49.35	10,697,970	$40.19
Granted, market options[1]	6,727,439	43.33	3,888,113	35.06	3,211,981	75.05
Granted, discounted options	300,406	12.96	220,652	10.17	135,494	19.73
Exercised	(441,576)	15.92	(1,066,918)	20.34	(1,225,135)	28.89
Canceled[1]	(646,191)	48.78	(3,332,236)	72.15	(992,994)	54.79
Outstanding, end of year	17,477,005	41.03	11,536,927	39.89	11,827,316	49.35
Exercisable, end of year	7,899,700	40.55	5,174,448	37.88	4,805,490	31.93

(1) Pursuant to the Exchange Offer, 2,352,820 shares were canceled during fiscal 2002 and new options for 2,285,430 shares were granted during fiscal 2003.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

March 28, 2003

	Options Outstanding			Options Exercisable	
Range of Option Exercise Price	*Number Outstanding*	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life*	*Number Exercisable*	*Weighted Average Exercise Price*
$ 3.12 – $33.94	3,732,301	$25.19	5.6	2,277,466	$25.38
34.00 – 34.90	3,693,694	34.85	7.8	1,394,991	34.78
35.00 – 45.61	4,243,665	43.42	8.0	931,899	37.68
45.80 – 58.06	4,905,955	51.67	6.3	2,782,978	52.57
58.88 – 93.25	901,390	62.69	6.8	512,366	63.56

The Company uses the intrinsic value based method of accounting for stock options, under which compensation cost is equal to the excess, if any, of the quoted market price of the stock at the option grant date over the exercise price, and is amortized over the vesting period. Pre-tax compensation cost recognized with respect to stock options was $7.6, $5.7, and $2.7 for fiscal 2003, fiscal 2002 and fiscal 2001, respectively.

RESTRICTED STOCK UNITS

During fiscal 1998, the Company adopted a stock incentive plan which authorizes the issuance of stock options, restricted stock and other stock-based incentives to nonemployee directors upon terms approved by the Company's Board of Directors. At March 28, 2003, 46,383 shares of CSC common stock remained available for the grant to nonemployee directors of future restricted stock units (RSUs) or other stock-based incentives. As of March 28, 2003, March 29, 2002 and March 30, 2001, 53,617, 36,817 and 25,777 RSUs, respectively, had been awarded to nonemployee directors under this plan and were outstanding on that date. Generally, RSUs vest in full as of the next annual meeting of the Company's stockholders following the date they are awarded.

When a holder of RSUs ceases to be a director of the Company, the RSUs are automatically redeemed for shares of CSC common stock and dividend equivalents with respect to such shares. The number of shares to be delivered upon redemption is equal to the number of RSUs that are vested at the time the holder ceases to be a director. At the holder's election, which must be made within 30 days after the date of the award, the RSUs may be redeemed (i) as an entirety, upon the day the holder ceases to be a director, or (ii) in substantially equal amounts upon the first five, ten or fifteen anniversaries of such termination of service.

The Company uses the intrinsic value based method of accounting for RSUs, under which compensation cost is equal to 100% of the total number of the RSUs awarded, multiplied by the quoted market price of the stock at the date of award, and is amortized over the vesting period. Compensation cost recognized with respect to RSUs was $0.6, $0.4 and $0.2 for fiscal 2003, fiscal 2002 and fiscal 2001, respectively.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

NOTE 11 – STOCKHOLDER PURCHASE RIGHTS PLANS

On February 18, 1998, the Company adopted a stockholder rights plan pursuant to which it issued one right for each outstanding share of its common stock. These rights, which are attached to and trade only together with the common stock, are not currently exercisable. On the tenth business day after any person or entity becomes the beneficial owner of 10% or more of CSC's common stock, each right (other than rights held by the 10% stockholder, which will become void) will become exercisable to purchase, for $250, CSC common stock having a market value of $500. The rights expire February 18, 2008, and may be redeemed by the Board of Directors at $.0005 per right at any time before they become exercisable.

NOTE 12 – SEGMENT AND GEOGRAPHIC INFORMATION

All of the Company's business involves operations which provide management and information technology consulting, systems integration and outsourcing. Although the Company presents estimates of revenue by business service and geography, the Company's expenses and assets are not identified or accumulated in this manner due to, among other reasons, cross-utilization of personnel and assets across the Company. Based on SFAS No. 131 criteria, the Company aggregates operating segments into two reportable segments that consist of the U.S. Federal sector and the Global Commercial sector. The Company organizes Global Commercial operating segments by geographies and vertical operations. These operations serve similar clients, large-scale corporations and organizations, in a wide array of industries. The operating segments provide outsourcing, systems integration, consulting, and professional services within their assigned target geographic or vertical market. Further, operating segments' service offerings and clientele overlap and the Company draws on multiple operating segments to serve clients. As a result, the aggregated operating segments have similar economic characteristics, products, services, customers and methods of operation. The U.S. Federal sector operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards and audits by various U.S. federal agencies. The U.S. Federal sector revenue reported below will not agree to U.S. federal government revenue presented elsewhere in the Annual Report due to overlapping activities between segments and reflects alignment of intersegment activities to attribute operating results to the performing segment. The Company utilizes uniform accounting policies across all of its operating units (see Note 1). The table below presents financial information for the three fiscal years ended March 28, 2003, for the two reportable segments, and for financial items that cannot be allocated to either operating segment:

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

	Global Commercial Sector	*U.S. Federal Sector*	*Corporate*	*Total*
2003				
Revenues	$8,001.0	$3,347.4	$ (1.9)	$11,346.5
Earnings (loss) before special items, interest and taxes	544.8	235.9	(29.6)	751.1
Depreciation and amortization	738.4	53.2	18.7	810.3
Assets	7,038.6	3,115.7	278.9	10,433.2
Capital expenditures for long-lived assets	719.2	135.9	31.1	886.2
2002				
Revenues	$8,505.7	$2,873.3	$ .2	$11,379.2
Earnings (loss) before special items, interest and taxes	486.8	185.0	(32.5)	639.3
Depreciation and amortization	757.3	37.1	16.4	810.8
Assets	7,187.8	1,148.9	273.8	8,610.5
Capital expenditures for long-lived assets	1,137.2	13.4	51.4	1,202.0
2001				
Revenues	$7,906.1	$2,586.7	$ .1	$10,492.9
Earnings (loss) before special items, interest and taxes	514.3	167.7	(29.0)	653.0
Depreciation and amortization	574.8	33.2	10.2	618.2
Assets	6,935.2	919.6	320.0	8,174.8
Capital expenditures for long-lived assets	1,492.7	31.6	50.1	1,574.4

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

A reconciliation of earnings before special items, interest and taxes to income before taxes is as follows:

	Fiscal Year		
	2003	2002	2001
Earnings before special items, interest and taxes	$751.1	$639.3	$653.0
Interest expense	(142.8)	(154.8)	(106.1)
Interest income	8.5	12.3	16.3
Special items	(5.2)		(232.9)
Income before taxes	$611.6	$496.8	$330.3

The Company's management believes that earnings before special items, interest and taxes provides useful information in order to assess the Company's performance and results of operations. Components of the measure are utilized to determine executive compensation along with other measures.

Enterprise-wide information is provided in accordance with SFAS No. 131. Revenue by country is based on the location of the selling business unit. Property and equipment information is based on the physical location of the asset. Geographic revenue and property and equipment, net for the three years ended March 28, 2003 is as follows:

	Fiscal Year					
	2003		2002		2001	
	Revenues	*Property and Equipment, Net*	*Revenues*	*Property and Equipment, Net*	*Revenues*	*Property and Equipment, Net*
United States	$ 7,206.3	$1,182.1	$ 7,177.0	$1,218.2	$ 6,690.2	$1,291.9
Europe:						
United Kingdom	1,382.4	301.0	1,349.6	240.7	1,225.6	204.5
Other Europe	1,598.8	216.3	1,584.6	168.4	1,358.0	128.2
Other International	1,159.0	288.2	1,268.0	280.7	1,219.1	233.8
Total	$11,346.5	$1,987.6	$11,379.2	$1,908.0	$10,492.9	$1,858.4

The Company derives a significant portion of its revenues from departments and agencies of the United States government. U.S. federal government revenue accounted for 29%, 25% and 25% of the Company's revenues for fiscal 2003, fiscal 2002 and fiscal 2001, respectively. At March 28, 2003, approximately 49% of the Company's accounts receivable were due from the federal government. No single commercial customer exceeded 10% of the Company's revenues during fiscal 2003, fiscal 2002 or fiscal 2001.

(DOLLARS IN MILLIONS EXCEPT PER-SHARE AMOUNTS)

NOTE 13 – AGREEMENTS WITH EQUIFAX

During fiscal 1989, the Company entered into an agreement (the Operating Agreement) with Equifax Inc. and its subsidiary, Equifax Credit Information Services, Inc. (ECIS), pursuant to which certain of the Company's subsidiaries (collectively, the "Bureaus") became affiliated credit bureaus of ECIS and purchased credit reporting services from the ECIS system for resale to their customers. The Bureaus retain ownership of their credit files stored in the ECIS system and receive revenues generated from the sale of the credit information they contain. The Bureaus pay ECIS a fee for storing and maintaining the files and for each report supplied by the ECIS system.

Pursuant to the Operating Agreement, the Company acquired an option to require ECIS to purchase the collections business (the Collections Put Option), and a separate option to require ECIS to purchase the credit reporting business and, if not previously sold, the collections business (the Credit Reporting Put Option). Both options require six months' advance notice and expire on August 1, 2013.

The Collections Put Option was exercised during fiscal 1998 and the transaction was completed during fiscal 1999.

Since July 31, 1998, the exercise price of the Credit Reporting Put Option has been equal to the appraised value of the credit reporting business.

The Operating Agreement has a 10 year term, which will automatically be renewed indefinitely for successive 10-year periods unless the Company gives notice of termination at least six months prior to the expiration of any such term. In the event that on or prior to August 1, 2013 (i) the Company gives such notice of termination and does not exercise the Credit Reporting Put Option prior to the termination of the then-current term or (ii) there is a change in control of the Company, then ECIS has an option for 60 days thereafter to require the Company to sell to it the credit reporting business at the Credit Reporting Put Option exercise price.

The Company's rights under the Operating Agreement, including its right to exercise the Credit Reporting Put Option, remain exercisable by the Company through its affiliates.

To the Board of Directors and Stockholders
Computer Sciences Corporation
El Segundo, California

We have audited the accompanying consolidated balance sheets of Computer Sciences Corporation (the Company) as of March 28, 2003, and March 29, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Sciences Corporation as of March 28, 2003 and March 29, 2002 and the results of its operations and its cash flows for each of the three years in the period ended March 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 of the Notes to Consolidated Financial Statements, effective March 30, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Deloitte & Touche, LLP
Los Angeles, California
May 23, 2003

Fiscal 2003

In millions except per-share amounts	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$2,753.7	$2,720.1	$2,793.6	$3,079.1
Income before taxes	111.2	129.5	147.6	223.4
Net income	79.0	92.9	105.7	162.7
Net earnings per share:				
Basic	0.46	0.54	0.62	0.93
Diluted	0.46	0.54	0.61	0.93

Fiscal 2002

In millions except per-share amounts	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$2,704.8	$2,745.8	$2,893.5	$3,035.1
Income before taxes	68.9	98.4	125.6	203.9
Net income	47.7	68.2	87.1	141.1
Net earnings per share:				
Basic	0.28	0.40	0.51	0.83
Diluted	0.28	0.40	0.51	0.82

A discussion of "Special Items" is included in Note 4 to the consolidated financial statements. Quarterly revenue amounts have been adjusted to conform to the Company's current presentations. A discussion of "reclassifications" is included in Note 1.

In millions except per-share amounts	March 28, 2003	March 29, 2002	March 30, 2001	March 31, 2000	April 2, 1999
Total assets	$10,433.2	$8,610.5	$8,174.8	$5,874.1	$5,260.4
Debt:					
Long-term	2,204.9	1,873.1	1,029.4	652.4	399.7
Short-term	249.9	309.6	1,195.7	238.1	436.4
Current maturities	24.9	21.4	158.9	11.1	167.5
Total	2,479.7	2,204.1	2,384.0	901.6	1,003.6
Stockholders' equity	4,606.4	3,623.6	3,215.2	3,044.0	2,588.5
Working capital	1,100.9	596.2	(384.9)	782.4	661.5
Property and equipment:					
At cost	4,172.2	3,884.4	3,507.4	2,744.2	2,368.8
Accumulated depreciation and amortization	2,184.6	1,976.4	1,649.0	1,469.3	1,256.6
Property and equipment, net	1,987.6	1,908.0	1,858.4	1,274.9	1,112.2
Current assets to current liabilities	1.4:1	1.2:1	0.9:1	1.4:1	1.3:1
Debt to total capitalization	35.0%	37.8%	42.6%	22.9%	27.9%
Book value per share	$24.66	$21.17	$19.06	$18.17	$15.67
Stock price range (high)	50.10	53.47	99.88	94.94	74.88
(low)	24.30	28.99	29.50	52.38	46.25

	Fiscal Year				
In millions except per-share amounts	2003	2002	2001	2000	1999
Revenues	$11,346.5	$11,379.2	$10,492.9	$9,344.5	$8,093.8
Costs of services	9,068.2	9,187.2	8,406.8	7,346.4	6,340.3
Selling, general and administrative	716.9	741.9	814.9	785.5	744.9
Depreciation and amortization	810.3	810.8	618.2	519.5	439.3
Interest, net	134.3	142.5	89.8	40.5	34.4
Special items	5.2		232.9	41.1	
Total costs and expenses	10,734.9	10,882.4	10,162.6	8,733.0	7,558.9
Income before taxes	611.6	496.8	330.3	611.5	534.9
Taxes on income	171.4	152.7	97.1	208.6	179.4
Net income	$ 440.2	$ 344.1	$ 233.2	$ 402.9	$ 355.5
Basic earnings per common share	$ 2.55	$ 2.02	$ 1.39	$ 2.42	$ 2.17
Diluted earnings per common share	$ 2.54	$ 2.01	$ 1.37	$ 2.37	$ 2.12
Average common shares outstanding	172.317	170.054	168.260	166.311	164.124
Average common shares outstanding assuming dilution	173.119	171.279	170.767	169.749	167.986

NOTES:

A discussion of "Income Before Taxes" and "Net Income and Earnings per Share" is included in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). A discussion of "Special Items" is also included in MD&A.

The selected financial data has been restated for fiscal 1999 to include the results of a business combination accounted for as pooling of interests.

No dividends were paid by CSC during the five years presented.

In accordance with Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," amortization of contract premiums has been reclassified from costs and expenses to reduction of revenue beginning in the third quarter of fiscal 2003. A discussion of EITF Issue No. 01-09 is included in MD&A. Additionally, during the third quarter of fiscal 2003, CSC reclassified the provision for doubtful accounts from costs of services to selling, general and administrative. Prior period amounts conform to current presentation.

Corporate Office
2100 East Grand Avenue
El Segundo, California 90245
310.615.0311
www.csc.com

Consulting
One University Office Park
29 Sawyer Road
Waltham, Massachusetts 02453
781.890.7446

Richard F. Wunder
President

Credit Services
652 North Sam Houston
Parkway East, Suite 400
Houston, Texas 77060
281.878.1900

Robert M. Denny
President

Federal Sector
3170 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Paul M. Cofoni
President

Financial Services
200 W. Cesar Chavez Street
Austin, Texas 78701
512.275.5000

James D. Cook
President

Global Infrastructure Services
3170 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Russell H. Owen
President

Global Transformation Solutions
3170 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Mary Jo Morris
President

Technology Management
3170 Fairview Park Drive
Falls Church, Virginia 22042
703.876.1000

Anthony P. Doye
President

Asia
#08-00 Cecil House
139 Cecil Street
Singapore 069539
Republic of Singapore
65.6221.9095

Michael W. Brinsford
President

Australia
Level 5/460 Pacific Highway
St. Leonards, NSW 2065
Sydney, Australia
612.9901.1111

Michael Shove
President

Europe
Royal Pavilion
Wellesley Road
Aldershot, Hampshire GU11 1PZ
United Kingdom
44(0)1252.534000

George F. Bell
President

DIRECTORS

Van B. Honeycutt (1993)
Chairman and
Chief Executive Officer
CSC[1]

Irving W. Bailey, II (1992)
Managing Director
Chrysalis Ventures, LLC
Former Chairman and
Chief Executive Officer
Providian Corporation[3]

Stephen L. Baum (1999)
Chairman, President and
Chief Executive Officer
Sempra Energy[2,4]

Rodney F. Chase (2001)
Senior Advisor
Lehman Brothers
Former Deputy Group Chief
Executive and Managing Director
BP p.l.c.[2,4]

William R. Hoover (1968)
Chairman of the Executive
Committee
Former Chairman, President
and Chief Executive Officer
CSC[1]

Leon J. Level (1989)
Vice President and
Chief Financial Officer
CSC[1]

Thomas A. McDonnell (1997)
President and
Chief Executive Officer
DST Systems, Inc.[2]

F. Warren McFarlan (1989)
Senior Associate Dean,
Director, Asia-Pacific Initiative
and Albert H. Gordon Professor
of Business Administration
Harvard University Graduate
School of Business Administration[2,4]

James R. Mellor (1992)
Former Chairman and
Chief Executive Officer
General Dynamics Corporation[3]

William P. Rutledge (1997)
Chairman
Communications & Power
Industries, Inc.[3,4]

Committee Memberships
1. Executive
2. Audit
3. Compensation
4. Nominating/Corporate Governance

Date in parentheses indicates year
director was first elected to the Board

OFFICERS

Van B. Honeycutt
Chairman and
Chief Executive Officer

Michael W. Laphen
President and
Chief Operating Officer

Harvey N. Bernstein
Vice President
Legal Compliance

Paul M. Cofoni
Vice President and
President, Federal Sector

Donald G. DeBuck
Vice President and Controller

Hayward D. Fisk
Vice President, General Counsel
and Secretary

Leon J. Level
Vice President and
Chief Financial Officer

Paul T. Tucker
Vice President
Corporate Development

MARKET PRICE DATA PER QUARTER

The table below shows the high and low intra-day stock prices of CSC's common stock on the composite tape of the New York Stock Exchange for each quarter during the last two calendar years and to date in 2003.

	2003		2002		2001	
Calendar Quarter	*High*	*Low*	*High*	*Low*	*High*	*Low*
1st	36.65	27.50	53.47	40.52	66.71	29.50
2nd	41.46*	26.52*	50.10	38.40	46.00	28.99
3rd			47.85	25.47	39.50	31.00
4th			36.00	24.30	50.50	30.96

* Through June 5, 2003.

TRANSFER AGENT AND REGISTRAR

All inquiries concerning registered shareholder accounts and stock transfer matters, including address changes and consolidation of duplicate accounts, should be directed to CSC's transfer agent and registrar:

Mellon Investor Services
P.O. Box 3315
S. Hackensack, New Jersey 07606
800.526.0801 or 201.329.8660
TDD: 800.231.5469
www.MellonInvestor.com

COMPANY INTERNET WEBSITE

CSC business and investor information is available via the Internet at *www.csc.com.* Additionally, all of the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, filed with or furnished to the U.S. Securities and Exchange Commission on or after November 15, 2002, are available free of charge through the investor relations section of *www.csc.com,* as soon as reasonably practical after the Company has electronically filed such material with, or furnished it to, the SEC.

GENERAL INFORMATION AND INVESTOR MATERIALS

For shareholder inquiries and literature requests, please call 800.542.3070. Written requests for literature, including the Company's SEC filings, should be directed to:

Investor Relations
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245

STOCK TRADED (CSC)

CSC's common stock is listed and traded on the New York Stock Exchange under the ticker symbol "CSC."

FINANCIAL COMMUNITY INFORMATION

Institutional investors, financial analysts, and portfolio managers contact:

Bill Lackey
Director, Investor Relations
310.615.1700

Individual investors and registered representatives contact:

Lisa Runge
Manager, Investor Relations
310.615.1680

E-mail: InvestorRelations@csc.com

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 10 a.m. on Monday, August 11, 2003, at the Sheraton Gateway Hotel, 6101 West Century Boulevard, Los Angeles, California. Proxies for the meeting will be solicited in a separate proxy statement.

SHAREHOLDERS

As of June 5, 2003, CSC had approximately 142,490 shareholders, including 10,734 shareholders of record.

DIVIDEND POLICY

It has been the company's policy to invest earnings in the growth of the company rather than distribute earnings as dividends. This policy, under which cash dividends have not been paid since fiscal 1969, is expected to continue, but is subject to regular review by the Board of Directors.

AUDITORS

Deloitte & Touche LLP
350 South Grand Avenue
Los Angeles, California 90071


EXPERIENCE. RESULTS.